Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

DG FASTCHANNEL, Inc.,

DG ACQUISITION CORP. V,

PATHFIRE, INC.,

and

PFIRE ESCROW, INC.,

as Shareholders’ Representative

Dated as of April 24, 2007

i

5.09.	Disclosure Supplements	42
5.10.	Solvency After Closing	42
5.11.	Delivery of Financial Statements	43
5.12	Parent Financing	44
5.13	Pending Proceeding	44
5.14	Tax Matters	44
5.15	Surrender of FCC License	46

ARTICLE VI
CONDITIONS PRECEDENT

6.01.	Conditions to Each Party’s Obligation to Effect the Merger	46
6.02.	Conditions to Obligations of Parent and Merger Sub	47
6.03.	Conditions to Obligation of the Company	48

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.01.	Termination	49
7.02.	Effect of Termination	50
7.03.	Amendment	50
7.04.	Extension; Waiver	51
7.05.	Procedure for Termination or Amendment	51

ARTICLE VIII
SURVIVAL AND INDEMNIFICATION

8.01.	Survival of Representations, Warranties and Covenants	51
8.02.	Indemnification by the Company Indemnifying Parties	51
8.03.	Indemnification by Parent	52
8.04.	Limits on Indemnification	52
8.05.	Notice of Claims	52
8.06.	Third Party Claims	53
8.07.	Calculation of Losses	54
8.08.	Exclusive Remedy	55
8.09.	Shareholders’ Representative	56

ARTICLE IX
DEFINITIONS; INTERPRETATION

9.01.	Certain Defined Terms	59
9.02.	Interpretation	67

ARTICLE X
MISCELLANEOUS

10.01.	Notices	67
10.02.	Consents and Approvals	69
10.03.	Counterparts	69
10.04.	Entire Agreement; No Third-Party Beneficiaries	69
10.05.	Governing Law	69
10.06.	Assignment	69
10.07.	Consent to Jurisdiction	70
10.08.	Enforcement	70
10.09.	Severability	70

Exhibits:

Exhibit A	Form of Articles of Incorporation and Bylaws
Exhibit B	Escrow Agreement

Schedules:

Schedule 2.01(a)(iv)	Per Share Consideration
Schedule 2.03(b)(iii)	Closing Debt
Schedule 2.05	Preliminary Allocation Schedule
Schedule 9.01(C)	Specified Shareholders
Company Disclosure Schedules

INDEX OF DEFINED TERMS

Term	Section

2006 Audited Financial Information	5.11(b)
Acquisition	3.01(v)
Acquisition Proposal	4.02
Action	9.01
Affiliate	9.01
Agreement	Preamble
Assets	3.01(s)
Audited Financial Statements	3.01(j)(i)
Balance Sheet Date	3.01(h)(i)
Board	3.01(d)
Business	9.01
Business Day	9.01
Bylaws	1.04(b)
Certificate	2.04(b)
Certificate of Merger	1.03
Change of Recommendation	4.02
Charter	1.04(a)
Claim	5.05(b)
Claim Notice	8.05(a)
Closing	1.06
Closing Date	1.06
Closing Debt	2.01(a)
Code	9.01
Common Shares	9.01
Common Stock	3.01(e)(i)
Common Stock Options	3.01(e)(ii)
Common Stock Plan	3.01(e)(ii)
Common Warrants	3.01(e)(ii)
Company	Preamble
Company Balance Sheet	3.01(h)
Company Benefit Agreement	9.01
Company Bylaws	3.01(c)
Company Charter	3.01(c)
Company Disclosure Schedule	3.01
Company Employees	5.07(a)
Company Financial Statements	3.01(h)(i)
Company Hardware	9.01
Company Indemnified Party	8.03
Company Indemnifying Parties	2.03(a)
Company Licensed Intellectual Property	9.01

Company Licensee Agreements	3.01(k)(iv)
Company Licensor Agreements	3.01(k)(iv)
Company Options	3.01(e)(iii)
Company Owned Intellectual Property	9.01
Company Shareholder Meeting	Recitals
Company Shareholders	9.01
Company Shares	9.01
Company Stock Plans	3.01(e)(iii)
Company Warrants	9.01
Confidentiality Agreement	5.02
Contract	9.01
Copyrights	9.01
Deductible Amount	9.01
Delegees	8.09(a)
Director	9.01
Disclosure Document	5.01
Dispute Notice	8.05(b)
Dissenting Shares	2.01(d)
Effective Time	1.03
EM Stock Options	9.01
Employee Plans	3.01(p)
Environmental Claim	9.01
Environmental Laws	9.01
ERISA	9.01
ERISA Affiliate	3.01(p)
Escrow Account	2.03(a)
Escrow Agent	9.01
Escrow Agreement	2.03(a)
Escrow Amount	2.01(a)(i)
Exchange Act	9.01
Exchange Fund	2.04(a)
Expenses	9.01
FCC	5.15
FCC License	5.15
Final Allocation Schedule	2.05
Final Escrow Release Date	2.03(a)
First Escrow Release Date	2.03(a)
Funded Indebtedness	9.01
GAAP	9.01
GBCC	1.01
General Survival Date	8.01
Governmental Entity	9.01
Gross Merger Consideration	2.01(a)(iv)

v

Hazardous Materials	9.01
Indebtedness	9.01
Indemnified Party	8.05(a)
Indemnifying Party	8.05(a)
Indemnification Agreement	5.05(a)
Indemnitee	5.05(a)
Intellectual Property	9.01
Interim Period	4.01(a)
Interim Financial Statements	3.01(h)(i)
Interim SAS 100 Report	5.11(c)
Interim Unaudited Financial Information	5.11(a)
IP License Agreements	3.01(j)(iv)
Key Employee	9.01
JX Shares	9.01
Knowledge	9.01
Law	9.01
Leased Real Property	3.01(j)(ii)
Legal Restraints	6.01(b)
Liability	9.01
Lien	9.01
Loss	8.02
Loss Reduction Amount	8.07(a)
Marks	9.01
Material Adverse Effect	9.01
Material Contracts	3.01(j)(iv)
Material Licensed IP	3.01(k)(iv)
Merger	Recitals
Merger Sub	Preamble
Monthly Unaudited Financial Information	5.11(a)
Net Closing Merger Consideration	2.01(a)(iv)
Net Merger Consideration	2.01(a)(iii)
Open Source Software	3.01(k)(xvii)
Order	9.01
Ordinary Course of Business	9.01
Parent	Preamble
Parent Indemnified Party	8.02
Patents	9.01
Paying Agent	2.04(a)
Per Share Consideration	2.01(a)(iii)
Permits	3.01(m)(i)
Permitted Liens	9.01
Person	9.01
Personal Property Leases	3.01(j)(i)

Pre-Closing Tax Period	3.01(n)(ii)
Preferred Shares	9.01
Preferred Stock	3.01(e)(i)
Preferred Stock Options	3.01(e)(iii)
Preferred Stock Plan	3.01(e)(iii)
Preliminary Allocation Schedule	2.05
Pro Rata Portion	9.01
Quarterly Unaudited Financial Information	5.11(a)
Real Property Leases	3.01(j)(ii)
Reasonable Best Efforts	9.01
Registered IP	9.01
Release	9.01
Representative	9.01
Requisite Shareholder Approval	9.01
Restricted Stock	3.01(e)(iii)
Securities Act	9.01
Senior Shares	6.02(f)
Series A Stock	3.01(e)(iii)
Series A-1 Stock	3.01(e)(iii)
Series B Stock	3.01(e)(iii)
Series B-1 Stock	3.01(e)(iii)
Series C Stock	3.01(e)(iii)
Series C-1 Stock	3.01(e)(iii)
Series D Stock	3.01(e)(iii)
Series D-1 Stock	3.01(e)(iii)
Series E Stock	3.01(e)(iii)
Series E-1 Stock	3.01(e)(iii)
Series EM Stock	3.01(e)(iii)
Series F Stock	3.01(e)(iii)
Series F Warrants	3.01(e)(iii)
Series F-1 Stock	3.01(e)(iii)
Series G Stock	3.01(e)(iii)
Series G-1 Stock	3.01(e)(iii)
Series H Stock	3.01(e)(iii)
Series H Warrants	3.01(e)(iii)
Series H-1 Stock	3.01(e)(iii)
Series I Stock	3.01(e)(iii)
Series J Stock	3.01(e)(iii)
Series J-1 Stock	3.01(e)(iii)
Series J-2(3x) Stock	3.01(e)(iii)
Series J-2(3x) Warrants	3.01(e)(iii)
Series J-2(7x) Stock	3.01(e)(iii)
Series K Stock	3.01(e)(iii)

Series K Warrants	3.01(e)(iii)
Series L Stock	3.01(e)(iii)
Share Certificate	2.01(a)
Shareholder Notice	5.01
Shareholders’ Agreement	3.01(e)(vi)
Shareholders’ Representative	8.09(a)
Shareholders’ Representative Fund Amount	2.01(a)(v)
Shareholders’ Representative’s Fund	8.09(a)
Shareholders’ Representative’s Costs	8.09(c)
Shareholders’ Representative Tax Contest Claim	5.14(d)
Software	9.01
Special Damages	8.07(b)
Straddle Period Tax Returns	5.14(a)
Subsequently Delivered Financial Statements	5.11(b)
Subsidiary	9.01
Survival Date	8.01
Surviving Corporation	1.01
Tax	9.01
Tax Contest Claim	5.14(d)
Tax Return	9.01
Taxing Authority	9.01
Technology	9.01
Third Party Claim	8.06(a)
Third Party Claim Notice	8.06(a)
Trade Secrets	9.01
Transactions	Recitals
Unaudited 2006 Financial Statements	3.01(h)(i)
Unaudited Company Financial Statements	3.01(h)(i)
Unreserved Taxes	5.14(a)
WARN Act	3.01(r)(ii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 24, 2007, among DG FASTCHANNEL, INC., a Delaware corporation (“Parent”), DG ACQUISITION CORP. V, a Georgia corporation and wholly owned subsidiary of Parent (“Merger Sub”), and PATHFIRE, INC., a Georgia corporation (the “Company”), and, with respect to Articles VIII and X only, PFIRE ESCROW, INC., a Georgia corporation, solely in its capacity as Shareholders’ Representative.  Certain capitalized terms used in the Agreement have the meanings ascribed to them in Section 9.01 hereof.

RECITALS

WHEREAS, the Board of Directors of each of the Company and Merger Sub has adopted this Agreement, and approved the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent has approved this Agreement and the Merger;

WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective companies and shareholders;

WHEREAS, promptly following the execution of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, the Company shall promptly convene a meeting of its shareholders for purposes of approving this Agreement, the Merger and the other transactions contemplated hereby (the “Transactions”) pursuant to a duly-called meeting of the shareholders (the “Company Shareholder Meeting”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants, and agreements in connection with, and also to prescribe various conditions to, the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

1.01         The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the Georgia Business Corporation Code (the “GBCC”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue as the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”).

1.02         Effects of Merger.  The Merger shall have the effects set forth in Section 14-2-1106 of the GBCC.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation.

1.03         Effective Time.  Upon the terms and subject to the conditions of this Agreement, immediately after the Closing on the Closing Date, the Surviving Corporation shall file with the Secretary of State of the State of Georgia a certificate of merger (the “Certificate of Merger”) in such form as is required by, and is executed and delivered in accordance with, Section 14-2-1105 of the GBCC.  The Merger shall become effective upon filing of the Certificate of Merger with the Secretary of State of the State of Georgia, or at such later date and time as may be agreed to by the parties and set forth in the Certificate of Merger.  The date and time at which the Merger becomes effective is referred to herein as the “Effective Time.”

1.04         Articles of Incorporation and Bylaws.

(a)           At the Effective Time, the articles of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in their entirety to read as set forth in Exhibit A hereto, until thereafter amended as provided therein or by applicable Law.

(b)           At the Effective Time, the bylaws of Merger Sub, as in effect at the Effective Time, shall be the bylaws of the Surviving Corporation, to read as set forth in Exhibit A (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

1.05         Directors and Officers.

(a)           The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

(b)           The officers of the Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

1.06         The Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the fifth business day after the satisfaction or, if permissable, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions), at the offices of Kilpatrick Stockton LLP, 1100 Peachtree Street, Suite 2800, Atlanta, Georgia 30309, unless another time, date or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

ARTICLE II
CONVERSION OF SECURITIES

2.01         Effect on Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any Company Shares or any shares of Merger Sub:

(a)           Conversion of Company Shares.  Each Company Share issued and outstanding immediately prior to the Effective Time (other than any shares to be cancelled and retired pursuant to Section 2.01(b) or any Dissenting Shares) shall, upon the terms and subject to the conditions set forth in this Agreement, including this Section 2.01 and the escrow and indemnification provisions set forth in Section 2.03 and Article VIII, respectively, be converted into the right to receive, as soon as practicable after the Effective Time as provided in Section 2.04, the amount, in cash, if any, equal to the Per Share Consideration payable with respect to shares of the class or series of such Company Share, without interest.  At the Effective Time, all Company Shares shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Company Shares (a “Share Certificate”) shall cease to have any rights with respect thereto, except any right to receive the Per Share Consideration.  The right of any holder of any Company Share to receive the Per Share Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax law.  As used in this Agreement, the following terms have the following meanings:

(i)            “Escrow Amount” means $2,000,000, as reduced from time to time by the amount of funds distributed from the Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(ii)           “Gross Merger Consideration” means an amount equal to $30,000,000.

(iii)          “Net Merger Consideration” means an amount equal to the Gross Merger Consideration minus (a) the amount of any Funded Indebtedness of the Company outstanding as of the Effective Time and paid with funds provided by Parent pursuant to Section 2.03(b)(iii) (“Closing Debt”), and (b) the Company Fees and Expenses paid by the Parent pursuant to Section 2.03(b)(iv).

(iv)          “Net Closing Merger Consideration” means Net Merger Consideration minus (y) the Escrow Amount, and (z) the Shareholders’ Representative Fund Amount.

(v)           “Per Share Consideration” means the amount, if any, of the Net Merger Consideration that one share of a particular class or series of Company Shares is entitled to receive as a result of the Merger, determined in accordance with the formula set forth opposite the name of such class or series of Company Shares on Schedule 2.01(a)(v) of this Agreement and subject, in the case of the JX Shares, to adjustment to the extent the Escrow Account is used to satisfy indemnification obligations pursuant to the Escrow Agreement and this Agreement.

(vi)          “Shareholders’ Representative Fund Amount” means $500,000.

(b)           Cancellation of Treasury Stock and Company Shares Owned by Parent.  All Company Shares that are owned as treasury shares by the Company or owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

(c)           Shares of Merger Sub.  Each issued and outstanding share of common stock, without par value, of Merger Sub, shall be converted into and become one validly issued, fully paid and nonassessable share of the common stock, without par value, of the Surviving Corporation.  If between the date of the Agreement and the Effective Time the Company Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Per Share Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

(d)           Dissenters’ Rights.  Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any holder thereof entitled to dissent from the Merger under Section 14-2-1302 of the GBCC and who exercised that right in the manner required by Sections 14-2-1320 through 14-2-1327 of the of the GBCC (the “Dissenting Shares”) shall not be converted into the right to receive the consideration as provided in Section 2.01(a), but instead, the holder thereof shall be entitled to obtain payment of the fair value of such Dissenting Shares in accordance with the provisions of Article 13 of the GBCC.  At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Article 13 of the GBCC.  Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under Article 13 of the GBCC, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Article 13 of the GBCC, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Article 13 of the GBCC shall cease and such Dissenting Shares shall thereupon be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the consideration as provided in Section 2.01(a) and the holder thereof shall be and be treated as a Company Indemnifying Party to the extent the Dissenting Shares are JX Shares.  The Company shall promptly notify Parent of any written (x) notice of intent to demand payment for Dissenting Shares under Section 14-2-1321, (y) demand for payment under Section 14-2-1323, or (z) withdrawal of such notice or demand received by the Company, and any other instruments served pursuant to Article 13 of the GBCC and received by the Company.  Parent shall have the opportunity to participate in and to direct all negotiations and proceedings with respect to demands for payment pursuant to Article 13 of the GBCC.  The

Company shall not, except with the prior written consent of Parent or as otherwise required by applicable law, make any payment with respect to any such demands for payment or offer to settle or settle any such demands.

2.02         Treatment of Company Options and Company Warrants.  Prior to the Effective Time, the Company shall take all actions reasonably necessary and appropriate to provide that concurrent with, or prior to, the Effective Time, all outstanding, unexpired and unexercised Company Options and Company Warrants with an exercise price per share of Common Stock or Preferred Stock less than the amount of Per Share Consideration, if any, for such class or series of Company Shares subject thereto shall be canceled and extinguished and the holders thereof shall have no right to receive any consideration therefor, in each case, subject to the terms and conditions applicable thereto and provided that any actions or procedures with respect to any Company Options or Company Warrants specified in Section 3.01(f) of the Company Disclosure Schedules shall be taken as provided therein.

2.03.        Payments at Closing.

(a)           Escrow Account.  On the Closing Date, Parent shall deliver to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount (deducted and withheld from the Net Merger Consideration to determine in part the Net Closing Merger Consideration payable at Closing to holders of Company Shares in respect of their Company Shares pursuant to Section 2.01(a)) which shall be held in an escrow account (the “Escrow Account”) pursuant to the terms of the Escrow Agreement among the Escrow Agent, Parent and the Shareholders’ Representative substantially in the form attached as Exhibit B hereto (the “Escrow Agreement”), and disbursed pursuant to the provisions of this Agreement and the Escrow Agreement.  Any and all interest and other earnings on the Escrow Account will be applied as set forth in the Escrow Agreement.  Subject to the provisions of this Agreement and on the terms and subject to the conditions of the Escrow Agreement, any amounts in the Escrow Account in excess of $1,000,000 as of the first anniversary of the Closing Date (the “First Escrow Release Date”) minus all amounts then subject to any pending claims for indemnification under Section 8.02 shall be released and paid on the First Escrow Release Date by the Escrow Agent to the Paying Agent.  Subject to the provisions of this Agreement and on the terms and subject to the conditions of the Escrow Agreement any amounts remaining in the Escrow Account as of the 18 month anniversary of the Closing Date (the “Final Escrow Release Date”) minus all amounts then subject to any pending claims for indemnification under Section 8.02, shall be released and paid by the Escrow Agent to the Paying Agent on the Final Escrow Release Date.  Any amounts otherwise due to be released to the Paying Agent on the First Escrow Release Date or the Final Escrow Release Date that are withheld because they are subject to a pending indemnification claim shall be segregated from the remaining portions of the Escrow Account, applied solely to the pending claim for which they are withheld, and when, as and if any such pending claim is resolved, in whole or in part, such withheld funds shall be applied to such claim, released from the Escrow Account and paid to the Paying Agent, or continued to be withheld, as appropriate so that any amount retained in the Escrow Account for such claim from time to time does not exceed the unresolved amount of such claim.  All amounts released from the Escrow Account and paid to the Paying Agent shall then to be paid by the Paying Agent from time to time to the holders of JX Shares, in accordance with their respective Pro Rata Portions, as Per Share Consideration pursuant to Section 2.01(a).  Holders of the Company Shares shall, by virtue of their receipt of any Per Share Consideration shall be deemed to have consented to and approved the Escrow Agreement and of all the arrangements relating thereto, including the deposit of the Escrow Amount with the Escrow Agent to be held and disbursed in accordance with the terms thereof and deemed to have consented to and approved the terms of Section 8.09 and the deposit of the Shareholders’ Representative Fund Amount and the use of such funds pursuant to Section 8.09.

(b)           Other Payments.  At the Closing, Parent will make the following additional payments:

(i)            to an account in the name of the Shareholders’ Representative, that is designated in writing by the Shareholders’ Representative not less than three (3) Business Days prior to Closing, by wire transfer of immediately available funds, an amount equal to the Shareholders’ Representative Fund Amount;

(ii)           to an account in the name of the Paying Agent, that is designated in writing by the Company not less than three (3) Business Days prior to Closing, by wire transfer of immediately available funds, an amount equal to the Net Closing Merger Consideration payable to holders of Company Shares pursuant to Section 2.01(a);

(iii)          to an account in the name of the holder or holders of the Closing Debt identified on Schedule 2.03(b)(iii) of this Agreement, which account shall be designated in writing by the holder or holders of such Closing Debt not less than three (3) Business Days prior to Closing, by wire transfer of immediately available funds, the amounts necessary to satisfy the Closing Debt in full; and

(iv)          to the accounts of the persons and entities identified by the Company in a schedule to be delivered to Parent no fewer than three (3) Business Days prior to Closing, which schedule shall accurately reflect all investment banking fees and commissions (including those payable to North Haven Partners), legal and other professional fees and expenses, and other out-of-pocket fees, expenses and costs of the Company incurred in connection with the Transactions prior to Closing to the extent not paid before the Balance Sheet Date (the “Company Fees and Expenses”), which accounts shall be designated in writing by the Company at the direction of such persons and entities, by wire transfer of immediately available funds, the amounts necessary to satisfy the Company Fees and Expenses as of the Closing in full.  For the avoidance of doubt, severance costs incurred in connection with the Transactions shall not be deemed to be Company Fees and Expenses.

(c)           Allocation of Contributions to Escrow Account and Shareholders’ Representative Fund.  The Escrow Amount and the Shareholders’ Representative Fund shall be deemed contributed by the holders of the JX Shares other than any JX Shares that are Dissenting Shares (the “Company Indemnifying Parties”).   The portion of the Escrow Amount contributed

by each Company Indemnifying Party shall be an amount equal to (x) such Company Indemnifying Party’s Pro Rata Portion multiplied by (y) the Escrow Amount.  The portion of the Shareholders’ Representative Fund Amount contributed by each Company Indemnifying Party shall be an amount equal to (x) such Company Indemnifying Party’s Pro Rata Portion multiplied by (y) the Shareholders’ Representative Fund Amount.  Upon (i) receipt by the Paying Agent of the amount set forth in Section 2.03(b)(ii), and (iii) receipt by the Shareholders’ Representative of the Shareholders’ Representative Fund Amount, each Company Indemnifying Party shall be deemed to have received the full consideration payable to such Company Indemnifying Party pursuant to Section 2.01(a) and to have deposited with the Escrow Agent an amount equal to (x) such Company Indemnifying Party’s Pro Rata Portion multiplied by (y) the Escrow Amount, as security and sole recourse for the indemnity provided for in Article VIII.

2.04.        Surrender of Certificates.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company approved by the Shareholders’ Representative to act as paying agent (the “Paying Agent”) for the payment of the Net Closing Merger Consideration payable to former holders of Company Shares pursuant to Section 2.01(a) upon surrender of Share Certificates, and payment of additional Per Share Consideration as provided in Section 2.01(a).  The portion of the Net Closing Merger Consideration and any amounts subsequently received from the Escrow Agent or the Shareholders’ Representative deposited with the Paying Agent in accordance with this Agreement shall be invested by the Paying Agent until disbursed, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the Securities Exchange Commission or otherwise) (such funds being hereinafter referred to as the “Exchange Fund”).  All fees and expenses of the Paying Agent shall be paid by Parent.

(b)           Exchange Procedures.  If any Share Certificates (a “Certificate”) are not surrendered at Closing by the registered holders thereof, as soon as practicable after the Effective Time (but in no event later than five (5) Business Days thereafter), Parent shall cause the Paying Agent to send each such registered holder thereof a notice advising such holder of the effectiveness of the Merger, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in customary form and contain customary provisions) and instructions for use in effecting the surrender of the Certificates in exchange for the consideration payable pursuant to Sections 2.01(a).  Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive from the Paying Agent, on behalf of Parent, as promptly as practicable in accordance with the customary procedures of the Paying Agent, in exchange therefor the amount of cash into which the shares or rights formerly represented by such Certificate shall have been converted pursuant to Section 2.01(a), and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment of the consideration pursuant to Section 2.01(a) in exchange therefor may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.04(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article II.  No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c)           No Further Ownership Rights in Company Shares.  All cash paid upon the surrender of a Certificate in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Certificate.  At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate is presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, it shall be canceled and exchanged as provided in this Article II.

(d)           Termination of the Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for their portion of the Net Closing Merger Consideration.

(e)           No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any Net Closing Merger Consideration would otherwise escheat to or became the property of any Governmental Entity), any such Net Closing Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f)            Lost Certificates.  If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by Parent, the posting by such person, of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen, defaced or destroyed Certificate the applicable Net Closing Merger Consideration with respect thereto, without interest, and any additional Per Share Consideration that then or thereafter becomes payable with respect thereto.

(g)           Withholding Rights.  Parent, the Surviving Corporation, the Escrow Agent or the Paying Agent shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement to any holder of Company Shares such amounts as Parent, the Surviving Corporation, the Escrow Agent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation, the Escrow Agent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Escrow Agent or the Paying Agent.

2.05         Allocation of Net Merger Consideration.  The Company has prepared a preliminary summary of the allocation of consideration payable to holders of Company Shares contemplated by this Article II, which is attached to this Agreement as Schedule 2.05 of this Agreement (the “Preliminary Allocation Schedule”), based on, among other things, certain assumptions and estimates concerning the adjustments to the Gross Merger Consideration required under this Agreement as of the Effective Time, but excluding any assumptions concerning estimated withholding Taxes or any claims against the Escrow Account.  The parties acknowledge and agree that the Company and Parent will jointly amend Schedule 2.05 of this Agreement at or before as of the Effective Time to (i) reflect the actual adjustments and allocation of proceeds then required by the applicable provisions of this Agreement and the respective applicable rights, preferences and privileges of the Company Shares, (ii) reflect any withholding Taxes and (iii) to instruct the Paying Agent as to the portion of the Exchange Fund payable as of the Effective Time (and amounts subsequently released to the Paying Agent for distribution) to specific holders of Company Shares (the “Final Allocation Schedule”).  The parties acknowledge that the aggregate dollar amount allocated and payable to holders of Company Shares at the Closing may differ from the Preliminary Allocation Schedule based upon (i) any withholding Taxes, (ii) the number of Company Shares issued and outstanding, (iii) final determination of the amount of Closing Debt to be paid at Closing and (iv) final determination of accrued, cumulative dividends payable to the holders of the Series L Preferred Stock.  In no case shall the Final Allocation Schedule provide for aggregate payments to the holders of Company Shares (including payments deemed received by the holders of Company Shares by virtue of payment at Closing to the Exchange Fund, the Escrow Account, and the Shareholder’s Representative Fund) in excess of the Net Merger Consideration.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.01         Representations and Warranties of the Company.  Except as set forth in the disclosure schedule (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure relates; provided that information contained in any section of the Company Disclosure Schedules shall be deemed to be disclosed with respect to and qualify any other Section of this Agreement to the extent that it is readily apparent from the face of such disclosure that such information is applicable to such other Section of this Agreement whether or not the applicable representation and warranty refers to any schedule) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedules”), the Company represents and warrants to Parent and Merger Sub as follows:

(a)           Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Georgia and has all requisite corporate power and authority necessary to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction (except, in the case of good standing, any jurisdiction that does not recognize such concept) in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.

(b)           Subsidiaries.  The Company does not have any Subsidiaries.

(c)           Corporate Records.  Copies of the Articles of Incorporation (the “Company Charter”) and and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”) heretofore delivered to Parent are true, complete and correct copies of such instruments as amended. The Company Charter and Company Bylaws are in full force and effect. The Company has made available true, correct and complete copies in all material respects the minute books, stock record books and other similar records of the Company except for records subject to the attorney-client privilege of the Company or with respect to which disclosure would contravene any Law or any Contract to which the Company is a party.  The Company is not in violation of any material provision of the Company Charter or Company Bylaws.

(d)           Corporate Power and Authority.  The Company has the requisite corporate power and authority to execute and deliver this Agreement.  Subject to the receipt of the Requisite Shareholder Approval, the execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate actions on the part of the Company.  Subject to the receipt of the Requisite Shareholder Approval, this Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligations of the Company, enforceable against it in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity. The Board of Directors of the Company (the “Board”) has unanimously approved this Agreement, declared advisable and recommends the transactions contemplated hereby and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval.

(e)           Capital Structure.

(i)            The authorized capital stock of the Company consists of 495,000,000 shares of common stock, without par value (the “Common Stock”), and 513,620,506 shares of preferred stock, without par value (“Preferred Stock”).

(ii)           As of the date hereof, (A) 6,008,988 shares of Common Stock (excluding treasury shares) were issued and outstanding, (B) 30,000,000 shares of Common Stock were reserved for issuance pursuant to the Company’s 1997 Stock Incentive Plan (as amended) (the “Common Stock Plan”), of which (x) 9,236,681 shares were subject to outstanding options or other rights to purchase or acquire shares of Common Stock granted thereunder (collectively, “Common Stock Options”), and (y) 2,233,986 shares have been issued and are outstanding pursuant to the exercise of Common Stock Options, and (D) warrants to acquire 180,000 shares of Common Stock from the Company pursuant to the warrant agreements listed in Section 3.01(e)(ii)(D) of the Company Disclosure Schedules (the “Common Warrants”) were outstanding.

(iii)          As of the date hereof, (A) 3,210,000 shares of Company Preferred Stock have been designated as Series A Convertible Preferred Stock (the “Series A Stock”), of which 1,125,000 shares are issued and outstanding (B) 3,210,000 shares of Company Preferred Stock have been designated as Series A-1 Convertible Preferred Stock (the “Series A-1 Stock”), of which 2,025,000 shares are issued and outstanding, (C) 12,056,253 shares have been designated as Series B Convertible Preferred Stock (the “Series B Stock”), of which 5,531,726 shares are issued and outstanding, and (D) 12,056,253 shares of Company Preferred Stock have been designated as Series B-1 Convertible Preferred Stock (the “Series B-1 Stock”), of which 3,343,276 shares are issued and outstanding, (E) 3,000 shares of Company Preferred Stock have been designated as Series C Convertible Preferred Stock (the “Series C Stock”), of which 3,000 shares are issued and outstanding, (F) 3,000 shares of Company Preferred Stock have been designated as Series C-1 Convertible Preferred Stock (the “Series C-1 Stock”), none of which are issued and outstanding, (G) 18,000,000 shares of Company Preferred Stock have been designated as Series D Convertible Preferred Stock (the “Series D Stock”), of which 13,653,218 are issued and outstanding, (H) 18,000,000 shares of Company Preferred Stock have been designated as Series D-1 Convertible Preferred Stock (the “Series D-1 Stock”), of which 4,066,564 are issued and outstanding, (I) 1,800,000 shares of Company Preferred Stock have been designated as Series E Convertible Preferred Stock (the “Series E Stock”), of which 1,743,756 are issued and outstanding, (J) 1,800,000 shares of Company Preferred Stock have been designated as Series E-1 Convertible Preferred Stock (the “Series E-1 Stock”), none of which are issued and outstanding, (K) 6,141,000 shares of Company Preferred Stock have been designated as Series F Convertible Preferred Stock (the “Series F Stock”), of which (x) 175,067 are issued and outstanding, and (y) 260,586 shares are issuable pursuant to the warrant agreements listed in Section 3.01(e)(iii)(K) of the Company Disclosure Schedules (the “Series F Warrants”), (L) 6,141,000 shares of Company Preferred Stock have been designated as Series F-1 Convertible Preferred Stock (the “Series F-1 Stock”), none of which are issued and outstanding, (M) 10,350,000 shares of Company Preferred Stock have been designated as Series G Convertible Preferred Stock (the “Series G Stock”), of which 8,248,760 are issued and outstanding, (N) 10,350,000 shares of Company Preferred Stock have been designated as Series G-1 Convertible Preferred Stock (the “Series G-1 Stock”), of which 2,044,126 are issued and outstanding, (O) 69,000,000 shares of Company Preferred Stock have been designated as Series H Convertible Preferred Stock (the “Series H Stock”), of which (x) 52,133,050 are issued and outstanding, and (y) 245,098 shares are issuable pursuant to the warrant agreements listed in Section 3.01(e)(iii)(O) of the Company Disclosure Schedules (the “Series H Warrants”) (P) 69,000,000 shares of Company Preferred Stock have been designated as Series H-1 Convertible Preferred Stock (the “Series H-1 Stock”), of which 13,141,055 are issued and outstanding, (Q) 2,500,000 shares of Company Preferred Stock have been designated as Series I Convertible Preferred Stock (the “Series I Stock”), none of which are issued and outstanding, (R) 81,000,000 shares of Company Preferred Stock have been designated as Series J Convertible Preferred Stock (the “Series J Stock”), of which 77,841,831 are issued and outstanding, (S) 3,431,426 shares of Company Preferred Stock have been designated as Series J-1 Stock (the “Series J-1 Stock”), of which 3,431,426 of which are issued and outstanding, (T) 36,000,000 shares of Company Preferred Stock have been designated as Series J-2(3x) Stock (the “Series J-2(3x) Stock”), of which (x) 5,689,608 are issued and outstanding, and (y) 2,399,232 shares are issuable pursuant to the warrant agreements listed in Section 3.01(e)(iii)(T) of the Company Disclosure Schedules (the “Series J-2(3x) Warrants”) (U) 36,000,000 shares of Company Preferred Stock have been designated as Series J-2(7x) Stock (the “Series J-2(7x) Stock”), of which 16,347,368 are issued and outstanding, (V) 80,000,000 shares of Company Preferred Stock have been designated as Series K Stock (the “Series K Stock”), of which (x) no shares are issued and outstanding, and (y) 76,146,592 shares are issuable pursuant to the warrant agreements listed in Section 3.01(e)(iii)(V) of the Company Disclosure Schedules (the “Series K Warrants”) (W) 18,250,000 shares of Company Preferred Stock have been designated as Series EM Convertible Preferred Stock (the “Series EM Stock”) and reserved for issuance pursuant to the Company’s Preferred Stock Incentive Plan (the “Preferred Stock Plan,” together with the Common Stock Plan, the “Company Stock Plans”), of which (x) 8,706,606 shares were subject to outstanding options or other rights to purchase or acquire shares of Series EM Stock granted thereunder (collectively, “Preferred Stock Options,” together with the Common Stock Options, the “Company Options”), (y) 11,464 shares have been issued and are outstanding pursuant to the exercise of Preferred Stock Options, and (z) 9,125,000 are issued and outstanding and subject to the restricted stock award agreements listed in Section 3.01(e)(iii)(W) of the Company Disclosure Schedules (the “Restricted Stock”), and (X) 6,800,000 shares of Company Preferred Stock have been designated as Series L Stock (the “Series L Stock”), of which 6,009,617 are issued and outstanding.

(iv)          The capital stock of the Company is held of record as of the date of the Agreement by the Persons and in the amount of shares as set forth in Section 3.01(e)(iv) of the Company Disclosure Schedules.

(v)           All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance with the Company Charter, applicable Laws and all requirements set forth in contracts. There are no declared or accrued but unpaid dividends or distributions with respect to any shares of the capital stock of the Company.

(vi)          There are no outstanding Company Options other than those granted pursuant to the Company Stock Plans.  Section 3.01(e)(vi) of the Company Disclosure Schedules sets forth for each outstanding Company Option, (a) the name of the holder of such option, (b) the number of shares of Common Stock issuable upon the exercise of such option, (c) the exercise price of such option and (d) the plan under which such option was issued and if it is an “incentive stock option” within the meaning of Section 422 of the Code or subject to Section 409A of the Code.  Section 3.01(vi) of the Company Disclosure Schedules sets forth for each outstanding Company warrant to purchase shares of capital stock of the Company, (i) the name of the holder of such warrant, (ii) the number of shares of Common Stock issuable upon exercise of such warrant and (iii) the exercise price of such warrant.  As of the date of the Agreement, there are Company Options to acquire 9,236,681 shares of Common Stock pursuant to the Company Stock Plans outstanding and unexercised.  Section 3.01(vi) of the Company Disclosure Schedules accurately sets forth with respect to each share of Common Stock that are subject to repurchase rights or vesting or similar restrictions as of the date of the Agreement (“Restricted Stock”): (A) the name of the holder of such shares of Restricted Stock; (B) the total number of shares of Restricted Stock that remain subject to such repurchase rights or vesting or similar restrictions; (C) the date on which such shares of Restricted Stock were granted; (D) the vesting schedule and vesting commencement date for such shares of Restricted Stock; (E) the purchase price per share of Restricted Stock; and (F) whether an election under Section 83(b) of the Code was timely and accurately filed with respect to such shares of Restricted Stock.  There are no options, warrants, calls, rights, phantom rights, commitments or agreements of any character to which the Company is a party or by which it is bound, relating to the issued or unissued capital stock of the Company or obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. True, complete and correct copies of the plans pursuant to which such Company Options, and shares of Restricted Stock and were issued and copies of all outstanding Company Warrants have been provided or made available to the Parent.  Except for the Company’s Fifth Amended and Restated Shareholders Agreement, dated April 9, 2002 and amended on March 11, 2004 (the “Shareholders Agreement”), the Company is not a party to, and as of the date of the Agreement, to the Knowledge of the Company, there are no other voting trusts, proxies or other binding agreements or understandings with respect to the voting interests of the Company.  Except for the Company’s Sixth Amended and Restated Registration Rights Agreement, dated April 9, 2002, there are no agreements or arrangements pursuant to which the Company is or could be required to register shares of Common Stock or other securities under the Securities

Act.  All shares of capital stock of the Company to be issued pursuant to the Company Options and warrants described in Section 3.01(vi) of the Company Disclosure Schedules will be granted and issued, in compliance with all applicable Laws and all requirements set forth in applicable contracts.  No Company Option or Company Warrant has an exercise price per share of Common Stock or Preferred Stock less than the amount of Per Share Consideration, for such class or series of Company Shares subject thereto.

(vii)         Except as set forth in Section 3.01(e)(vii) of the Company Disclosure Schedules, there are no preemptive rights or agreements, arrangements or understandings to issue preemptive rights with respect to the issuance or sale of shares of Common Stock to which the Company is a party or to which it is bound.

(viii)        The Final Allocation Schedule, when delivered by the Company, will accurately and completely reflect the allocation of the Net Merger Consideration to the Company Shares required by the Company Charter and any distribution to the shareholders made in accordance with the Final Allocation Schedule will be in all respects consistent with and will not violate the Company Charter.

(f)            No Violation.  Except as set forth in Section 3.01(f) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, nor the consummation by the Company of the transactions contemplated hereby, will (i) assuming receipt of the Requisite Shareholder Approval, materially contravene any provision of the Company Charter or Company Bylaws, (ii) violate any material Law or judgment applicable to the Company, (iii) result in the creation or imposition of any material Lien (other than Permitted Liens) on any of the property held by the Company, or (iv) assuming receipt of the Requisite Shareholder Approval, require any consent or other action by any Person under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, change of control rights, cancellation, modification, enhancement of rights of third parties, revocation of grant of rights or assets, placement into or release from escrow of any assets of the Company or acceleration of any right or obligation of the Company or a loss of any benefit to which the Company is entitled under any note, bond, mortgage, indenture, deed of trust, license, contract, lease, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or its properties or assets are bound or affected (including under any outstanding debt), except for such matters referred to in the foregoing clause (iv) as would not, individually or in the aggregate, be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

(g)           Government Approvals.  Except as set forth in Schedule 3.01(g) of the Company Disclosure Schedules, no consent, waiver, approval, order, authorization or declaration of, filing or registration with, or notice to, any Governmental Entity is required to be made, obtained or given by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby, except for (a) such consents, waivers, approvals, orders, authorizations, declarations, filings, registrations and notices, which if not obtained or made would not reasonably be expected to have a Material Adverse Effect, and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Georgia.

(h)           Financial Statements.

(i)            The Company has delivered to Parent or its Representatives true, complete and correct copies of the Company’s (i) audited balance sheet of the Company as of December 31, 2005 and the related statements of operations, changes in shareholders’ deficit, and cash flows for the year then ended (the “Audited Financial Statements”), (ii) the unaudited balance sheet of the Company as of December 31, 2006 and the related statements of operations, changes in shareholders’ deficit, and cash flows for the year then ended (the “Unaudited 2006 Financial Statements”), and (iii) the unaudited balance sheet of the Company “Company Balance Sheet”) as of March 31, 2007 (the “Balance Sheet Date”) and the related unaudited statements of operations and cash flows of the Company for the three-month period ended March 31, 2007 (the “Interim Financial Statements,” together with the Unaudited 2006 Financial Statements and Company Balance Sheet, the “Unaudited Company Financial Statements,” and the Unaudited Company Financial Statements together with the Audited Financial Statements, collectively, the “Company Financial Statements”).  The Company Financial Statements have been prepared from, and in accordance with, the information contained in the books and records of the Company, which have been regularly kept and maintained in accordance with the Company’s normal and customary practices and applicable accounting practices and fairly present, in all material respects, the financial condition of the Company as of the dates thereof and results of operations and cash flows for the periods referred to therein, and, except as set forth in Schedule 3.01(h)(i) of the Company Company Disclosure Schedules,  have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, except as otherwise stated therein or in the notes thereto and with respect to the Unaudited Company Financial Statements, which are subject to normal year-end adjustment (which will not be material) and do not include notes as required by GAAP.

(ii)           The Subsequently Delivered Financial Statements delivered to Parent pursuant to Section 5.11, will be prepared from, and in accordance with, the information contained in the books and records of the Company, which have been regularly kept and maintained in accordance with the Company’s normal and customary practices and applicable accounting practices and will fairly present, in all material respects, the consolidated financial condition of the Company as of the dates thereof and results of operations and cash flows for the periods referred to therein, and will be prepared in accordance with GAAP, consistently applied throughout the periods indicated, except to the extent with respect to the Interim Unaudited Financial Information, which will be subject to normal year-end adjustment (which will not be material) and will not include notes as required by GAAP.

(iii)          Since the Balance Sheet Date, the Company has not incurred any material Liabilities or obligations (whether direct, indirect, accrued or contingent) greater than

$40,000, except for Liabilities or obligations (a) incurred in the Ordinary Course of Business, or (b) shown, accrued or reserved against in the Company Financial Statements.

(i)            Absence of Certain Changes or Events.  Except for matters relating to the Transactions, from the Balance Sheet Date through the date of this Agreement, the Company has conducted its business the Ordinary Course of Business and has not taken any of the actions described in Section 4.01(a), except as permitted by Section 4.01(a).

(j)            Leases of Personal and Real Property; Owned Real Property; Material Contracts; No Default.

(i)            Section 3.01(j)(i) of the Company Disclosure Schedules sets forth a true, complete and correct list of each lease, sublease, license and other agreement, including all amendments, modifications or supplements with respect thereto, of personal property and equipment to which the Company is a party or by which the Company or its respective properties or assets are bound that (a) provides for payments in excess of $75,000 per annum or (b) provides for payments in excess of $50,000 per annum and has a term remaining after the date of the Agreement in excess of three years that may not be terminated by the Company within 90 days after notice thereof (collectively, the “Personal Property Leases”). The Company has delivered to the Parent a true, complete and correct copy of each of the Personal Property Leases.

(ii)           Section 3.01(j)(ii) of the Company Disclosure Schedules sets forth a true, complete and correct list of all leases, subleases, licenses and other agreements, including all amendments, modifications or supplements with respect thereto (collectively, the “Real Property Leases”), under which the Company uses or occupies or has the right to use or occupy any real property that (a) provides for payments in excess of $75,000 per annum or (b) provides for payments in excess of $50,000 per annum and has a term remaining after the date of the Agreement in excess of one year and that may not be terminated by the Company within 90 days after notice thereof (the land, buildings and other improvements covered by the Real Property Leases and any other rights of the tenant thereunder being herein called the “Leased Real Property”), including the address of the premises demised under each Real Property Lease, the landlord, rent and use thereof.  The Company has not subleased any of the Leased Real Property or given any third party any license or other right to occupy any portion of the Leased Real Property.  The operations of the Company on the Leased Real Property nor, to the Knowledge of the Company, such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement, or classification or statute relating to the particular property or such operations.  The Company has delivered to the Parent a true, complete and correct copy of each of the Real Property Leases, and (i) the Company nor has not waived any term or condition thereof, and all material covenants to be performed by the Company prior to the Closing Date, or, to the Knowledge of the Company, any other party to any Real Property Lease, have been performed in all material respects, except for such noncompliance or failure that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect, (ii) the Company is current (and not late) with respect to all rental payments due under any Real Property Lease, (iii) no security deposit or portion thereof deposited with respect to any Real Property Lease has been applied in respect of a breach or default under any Real Property Lease which has not been redeposited in full and (iv) the Company has not collaterally assigned or granted any security interest in any Real Property Lease or any interest therein.

(iii)          The Company does not currently own, and has not ever owned any real property.

(iv)          Section 3.01(j)(iv) of the Company Disclosure Schedules sets forth a true, complete and correct list of all agreements to which the Company is a party or by which the Company or any of its respective properties or assets are bound, of the following types: (a) any contract involving an investment by the Company in any partnership, limited liability company or joint venture; (b) any contract of the Company which involves a financing arrangement in excess of $75,000; (c) employment agreements with any Key Employee; (d) loan agreements, notes, mortgages, indentures, security agreements and other material agreements and instruments relating to the borrowing of money in excess of $75,000; (e) agreements with any Affiliate of the Company; (f) any contract that places any material non-competition, exclusivity or similar restriction relating to the geographical area of operations or scope or type of business of the Company or any of their respective Affiliates; (g) any executory contract relating to any acquisition or disposition of any capital stock or equity interest of the Company; (h) contracts involving payments or revenue in excess $50,000 per annum; (i) contracts material to the conduct of the Business as currently conducted that provides for payments of royalties or other license fees to third parties grants a third party any license to Intellectual Property that is not limited to the internal use of such third party, or pursuant to which the Company has been granted any license to Intellectual Property (other than licenses for commercial “off-the-shelf” or “shrink wrap” software that has not been modified or customized for the Company and other than licenses contained in or pursuant to customer contracts entered in the Ordinary Course of Business) (the “IP License Agreements”);(j) contracts granting the other party to such contract or a third party “most favored nation” status; (k) contracts providing for any license or franchise granted by the Company pursuant to which the Company has agreed to provide any third party with access to source code or to provide for source code to be put in escrow or to refrain from granting license or franchise rights to any other person; and (l) contracts that would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (such contracts described in (a)-(l) above, the “Material Contracts”). The Company has delivered or made available to the Parent a true, complete and correct copy of each of the Material Contracts.

(v)           Each Material Contract set forth on Section 3.01(j)(v) of the Company Disclosure Schedules is in full force and effect and is a legal, valid, and binding agreement of the Company and, to the Knowledge of the Company, of each other party thereto, in each case in all material respects, and is enforceable against the Company and, to the Knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms and in all material respects, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.  Each Material Contract not set forth in Section 3.01(j)(v) of the Company Disclosure Schedules, is in full force and effect and is legal, valid, and binding agreement of the Company and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company and, to the Knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity, except for such failures to be in full force and effect, to be legal valid and binding or to be enforceable that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.  Neither the Company, nor, to the Knowledge of the Company, any other party to any Material Contract, is in violation or default under any such agreement and, to the Knowledge of the Company, no condition exists that with the passage of time or the giving of notice would cause such a violation of or default under any Material Contract.

(k)           Intellectual Property Matters.

(i)            Section 3.01(k)(i) of the Company Disclosure Schedules sets forth a true, complete and correct list as of the date hereof of all Registered IP included in (or in the case of Software, covered by) the Company Owned Intellectual Property.  In addition, Section 3.01(k)(i) of the Company Disclosure Schedules sets forth, where applicable, (a) the jurisdiction in which each item of such Registered IP has been registered or issued or in which an application for registration or issuance has been filed; (b) the named owner of such Registered IP (if other than the Company); and (c) the registrar or equivalent party with whom such Registered IP is registered or by whom it was issued.

(ii)           Company is the sole owner and possesses all right, title and interest in and to each item of Company Owned Intellectual Property that is material to the operation of conduct of the Business free and clear of any Liens (other than Permitted Liens).  The Company is not subject to any judgment, order, writ, injunction or decree of any court or any Federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any arbitrator, which restricts or impairs in any material respect the use of any of the Company Owned Intellectual Property.

(iii)          Company has not granted to any Person any license, option, consent, right of first or last offer or negotiation or other rights in or to any item of Company Owned Intellectual Property that is material to the operation of the Business except pursuant to a written valid and legally binding license listed on Section 3.01(k)(iii)of the Company Disclosure Schedules in the ordinary course of business.  To the Company’s Knowledge, the Company has the right to use all Technology that is material to the operation of the Business or that is required to create, modify, compile, operate or support any Technology incorporated into any product or service offered by Company.  The Company has not granted to any third Person any exclusive right with respect to any of the Company Owned Intellectual Property.

(iv)          Section 3.01(k)(iv) of the Company Disclosure Schedules sets forth a true, complete and correct list of all Company Licensed Intellectual Property that is material to the conduct of the Company’s Business as it is currently conducted.  Company has the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of, and to make, have made, sell, convey, transfer and assume (“Use”), without payments to any other Person, all Intellectual Property owned by an other Person that is material to the operation of the Business and currently used therein pursuant to a written, valid and binding license (the “Material Licensed IP”). Except as set forth in the Section 3.01(k)(iv) of the Company Disclosure Schedules, immediately following the consummation of the transactions contemplated by this Agreement, the Surviving Corporation will have the right to Use and to permit others to Use all Material Licensed IP on identical terms and conditions as the Company enjoyed immediately prior to the Closing without additional fee or expense.

(v)           The Company is in material compliance with and has not breached any material term of any agreement under which Company licenses Material Licensed IP (“Company Licensee Agreements”). To the Knowledge of the Company, all third Persons that are parties to any agreements under which Company licenses to such Persons any Company Owned Intellectual Property or Company Licensed Intellectual Property (“Company Licensor Agreements”) are in material compliance with and have not breached any material term of any such agreements. To the Knowledge of the Company, there are no material disputes regarding the scope of the Company Licensee Agreements or Company Licensor Agreements, performance under such Company Licensee Agreements or Company Licensor Agreements, or with respect to payments under such Company Licensee Agreements or Company Licensor Agreements. To the Knowledge of the Company, no third Person has possession of Intellectual Property that is reasonably necessary for the conduct of the Company’s Business as it is currently conducted without an Company Licensor Agreement. The Merger in and of itself will not result in the termination or breach of any Company Licensor Agreement or Company Licensee Agreement or any material loss or change in the rights or obligations of the Company or any third Person that is a party to a Company Licensee Agreement or Company Licensor Agreement.

(vi)          All of the Registered IP reasonably necessary for the conduct of the Business as currently conducted and which otherwise has material value has been duly maintained, is valid and subsisting, in full force and effect, has not been cancelled or abandoned, and has not expired.  For each such item of Registered IP, all necessary registration, maintenance and renewal fees in connection therewith have been paid.  The Company has no Knowledge of any information, materials, facts or circumstances, that could render invalid or unenforceable, or would adversely effect in any material respect any pending application for any Registered IP, including but not limited to any information or fact that would constitute prior art, or that would suggest an improper or incorrect designation of the inventor of the technology underlying such patent or patent application.

(vii)         In each case in which the Company obtained or acquired ownership of the Company Owned Intellectual Property that is material to the operation of the Business from another Person:  (i) with respect to Patents or Copyrights, the Company has recorded or had recorded each such assignment of ownership of such Patents and Copyrights to the Company with the relevant body, including the United States Patent and Trademark Office, the United States Copyright Office, or their respective equivalents in any relevant jurisdiction, in each case to the maximum extent provided for by, and in accordance with, applicable laws and regulations, and (ii) with respect to domain names, the Company has made a formal transfer of the associated name in accordance with the procedure of the registrar or of that jurisdiction.

(viii)        The Company has taken all reasonable and necessary measures to protect the Company Owned Intellectual Property that is material to the operation of the Business and their rights therein.  Among other things, Company has required its former and current employees, agents, consultants, independent contractors or members of the Company who were or are members of Company management who contributed or are or will contribute in the conception and development of Intellectual Property and third Persons having access to or are or will be contributing to or participating in the conception and development of Company Owned Intellectual Property (collectively, the “Contributors”) to execute written agreements in the respective forms previously provided to Parent’s counsel on April 20, 2007 via electronic mail and identified in Section 3.01(k)(viii) of the Company Disclosure Schedules (or providing equivalent or better protection for the Company), and there are no material deviations from the forms of such agreements except as set forth in Section 3.01(k)(viii) of the Company Disclosure Schedules.

(ix)           To the Knowledge of the Company, none of the Company’s rights in any Company Owned Intellectual Property that is material to the operation of the Business has been lost or is in jeopardy of being lost through failure to act by the Company except where the Company has made a reasonable business judgment not to protect such Intellectual Property.

(x)            As of the date hereof, there is no pending Action against the Company by any Person nor to the Knowledge of the Company any Action threatened in writing by any Person: (i) alleging that the Company, or the Technology, infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any other Person, (ii) challenging the Company’s rights relating to the Company Owned Intellectual Property, or (iii) alleging unfair competition or unfair trade practices under the laws of any jurisdiction and, to the Knowledge of the Company, there is no reasonable basis for a claim regarding any of the foregoing.  The Company has no Knowledge of any misrepresentation or failure to disclose any fact or circumstance in any application for any Patents within the Company Owned Intellectual Property that would constitute fraud or a misrepresentation with respect to such application.

(xi)           As of the date of this Agreement, the Company has not brought or threatened any Action against any Person that has been abandoned in the last three (3) years or not been finally settled or adjudicated:  (i) alleging infringement, misappropriation, dilution or any other violation of the Company Licensed Intellectual Property, and (ii) challenging such Person’s ownership or use of, or the validity, enforceability or registrability of the Company Owned Intellectual Property and, to the Knowledge of the Company, there is no reasonable basis for a material claim regarding any of the foregoing.

(xii)          The Merger will not result in the obligation for the Company to pay any material consideration, royalties or other amounts to any third party in excess of those amounts otherwise owed by the Company immediately prior to the Merger.  Further, except as set forth in Section 3.01(k)(xii) of the Company Disclosure Schedules, the Merger in and of itself will not result in:  (i) Parent or its Subsidiaries (including the Surviving Corporation) being bound by any material non-competition, exclusivity obligation or similar restrictions relating to the geographical area of operations or scope or type of business pursuant to any agreements or obligations binding on the Company involving payments or revenue in excess of $100,000 annually, or (ii) Parent or its Subsidiaries (including the Surviving Corporation) granting to any third party any rights or licenses to any material Intellectual Property of Parent or any affiliate of Parent (including without limitation a covenant not to sue) pursuant to any agreements or obligations of the Company involving payments or revenue in excess of $100,000 annually.

(xiii)         During the 12 months prior to the date of this Agreement, neither the Company, nor to the Company’s Knowledge, its distributors, have received any claims that have a reasonable basis for asserting that there is a material defect in the products or services offered by Company or otherwise related to agents between the Company and its agents on the one hand and Company’s customers on the other hand.  To the Company’s Knowledge as of the date hereof, there exists no grounds for a credible and material warranty claim regarding the Company’s products and services.  As of the date hereof, the Company has provided to Parent all information about unresolved material bugs and other unresolved material non-conformities in Company’s products and services.

(xvi)        Except as set forth on Section 3.01(k)(xvi) of the Company Disclosure Schedules, none of the Company Owned Intellectual Property that is material to the operation of the Business is written or designed to be compliant with, marketed as compliant with, or required to be compliant with any standards or requirements of a standards body, except such as are in compliance with such standards in all material respects.

(xvii)       Section 3.01(k)(xvii) of the Company Disclosure Schedules identifies all Software that is open source, public source or freeware, or any modification or derivative thereof, including any version of Software licensed pursuant to any GNU general public license or lesser general public license (collectively, “Open Source Software”) that is used in, incorporated into, integrated or bundled with any Company Owned Intellectual Property.

(xviii)      No government funding, facilities of a university, college or other educational institution or research center was used in the development of any Company Owned Intellectual Property or Technology that is reasonably necessary for the conduct of the Company’s business as it is currently conducted.

(xix)         The management information systems owned, licensed, leased or otherwise held for use by the Company or operated on behalf of the Company, including all computer hardware, software, firmware, and telecommunications systems used in connection with the operation and conduct of the business of the Company as currently conducted, perform in substantial and material conformance with their respective specifications and documentation.  Company has provided for archival, back-up, recovery, and restoration of its critical business data and its management information systems in a manner intended to minimize business interruptions from natural disaster and man-made events in a timely fashion.

(xx)          With respect to Technology that (i) had a purchase price or annual license fee of more than $25,000 and (ii) was or is provided to Company by a third Person that is currently supported by such third Person, except as set forth on Schedule 3.01(k)(xx) of the Company Disclosure Schedules the Surviving Corporation will not need to upgrade or replace any such Technology for 12 months after Closing in order to remain under the standard warranty and support terms offered by such third Person in connection with the operation of the Business as currently conducted.  All Technology that the Company currently markets and distributes that is material to the Business, performs, in all material respects, the functions set forth in any specification, end-user documentation or other material provided to customers and potential customers of Company upon which such customers and potential customers rely or would reasonably be expected to rely when licensing or otherwise acquiring such Technology and as of the date hereof Company has not been notified, verbally or in writing, that such Technology does not perform as described in this paragraph.

(xxi)         All Company Hardware that had a purchase price of more than $25,000 and is used by the Company in its Business is (i) owned by the Company, or leased by the Company pursuant to a valid contract; (ii) adequate for the operation of the business as presently conducted; and (iii) in good working condition (ordinary wear and tear excepted), except for matters of condition that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Affect.

(l)            Litigation.  Except as set forth on Schedule 3.01(l) of the Company Disclosure Schedules or with respect to matters relating to routine employment or the provision of goods and services in the Ordinary Course of Business where the amounts at issue do not exceed $50,000 individually, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing by or before a Governmental Entity against the Company or its respective properties (tangible or intangible) or its Directors or corporate officers in their capacities as such or for which the Company is obligated to indemnify a third party, and (b) no Governmental Entity has provided the Company with written notice challenging or questioning the legal right of the Company to conduct its operations as conducted at that time or as presently conducted, that individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect.  The Company is not subject to (i) any outstanding judgment, order, arbitration ruling or other finding or decree of any Governmental Entity (or arbitral body) or (ii) any settlement or similar agreement or written arrangement with ongoing obligations relating to a dispute with any third party, in each case other than matters relating to routine employment and the provisions of goods and services in the Ordinary Course of Business where the amounts at issue do not exceed $50,000 individually or $500,000 in the aggregate.

(m)          Compliance with Laws; Permits.

(i)            The Company is, and at all times has been, in material compliance with and to the Knowledge of the Company, no event has occurred with the lapse of time or the giving of notice or both, would result in the material violation of or default under, any Laws of any Governmental Entity, (other than Environmental Laws, and Laws relating to ERISA and Taxes which are addressed under Sections 3.01(s), 3.01(p), and 3.01(n), respectively) applicable thereto.

(ii)           The Company is not subject to reporting or registration requirements under the Exchange Act.  The Company is in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity (collectively “Permits”) (other than Permits required under Environmental Laws, which are addressed under Section 3.01(s)) necessary for the Company to own, lease and operate its properties or to carry on its businesses substantially as it is being conducted as of the date of the Agreement, and, to the Knowledge of the Company, all such Permits are valid and in full force and effect.

(n)           Taxes.

(i)            All Tax Returns required to have been filed by or with respect to the Company have been timely and properly filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are true, correct and complete in all material respects.

(ii)           All Taxes of the Company that have become due or payable have been timely paid.  The unpaid Taxes of the Company attributable to a taxable period or portion thereof ending on or before the Closing Date (a “Pre-Closing Tax Period”) will not, as of the Closing Date, exceed the reserve for Tax liability (other than a reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected in the Company Balance Sheet plus Taxes incurred after the Balance Sheet Date from activities in the Ordinary Course of Business.

(iii)          No deficiency for any amount of Tax has been asserted or assessed by a Taxing Authority in writing against the Company that has not been satisfied by payment, settled or withdrawn.  There are no Tax liens on the assets of the Company other than Permitted Liens.

(iv)          The Company (i) has withheld from any employee, customer, independent contractor, creditor, shareholder and any other applicable payee proper and accurate amounts for all taxable periods in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws, (ii) has remitted, or will remit on a timely basis, such amounts to the appropriate Taxing Authority.

(v)           No Tax audits or other administrative or judicial Tax proceedings with respect to Taxes of the Company are pending or are being conducted.  There is no claim or assessment pending, or, to the Knowledge of the Company, threatened against the Company for any alleged deficiency in Taxes.  The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension thereof that is currently in effect.  No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction.

(vi)          The Company has not (i) consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of any assets; (ii) agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) made an election, or is required, to treat any asset as owned by another person pursuant to the provisions of former Section 168(f) of the Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) distributed the stock of any corporation or had its stock distributed by another person in a transaction satisfying or intending to satisfy the requirements of Section 355 of the Code; or (vii) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable foreign, state or local Tax provision.

(vii)         The Company is not obligated to make any payments, or is a party to any agreement or agreements that, individually or collectively, provide for the payment by any Taxpayer of any amount of salaries or other compensation for services (i) that is not deductible under Sections 162(a)(1) or 404 of the Code or (ii) that is an “excess parachute payment” pursuant to Section 280G of the Code.

(viii)        The Company is not a party to any Tax sharing or Tax indemnity agreements or similar arrangements pursuant to which the Parent Indemnified Parties would have any obligation to make payments after Closing.

(ix)           The Company has not been a member of any affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary state or local return.  The Company does not have any liability for the Taxes of any other person under Treasury Regulation Sections 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(x)            The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(xi)           The Company shall not be required to include in taxable period ending after the Closing Date taxable income attributable to income of any C Corp Taxpayer that accrued in a Pre-Closing Tax Period but was not recognized in any Pre-Closing Tax Period by reason of (i) the installment method of accounting, (ii) the long-term contract method of accounting, or (iii) a “closing agreement” as described in Section 7121 of the Code (or any provision of any foreign, state or local Tax law having similar effect).

(xii)          The Company has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  The Company has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code.

(o)           Insurance.  Section 3.01(o) of the Company Disclosure Schedules sets forth a true, complete and correct list of all material insurance policies or binders maintained by or for the benefit of the Company and its Directors, officers, employees or agents. The Company has made available to the Parent true, complete and correct copies of such policies and binders. (a) All such policies or binders are in full force and effect and no premiums due and payable thereon are delinquent, except for any expiration thereof in accordance with the terms thereof, (b) there are no pending material claims against such insurance policies or binders by the Company as to which the insurers have denied Liability, (c) the Company is not in breach of, nor default under, any such material insurance policy and (d) there exist no material claims under such insurance policies or binders that have not been properly and timely submitted by the Company to its insurers.  Except as set forth in the policies or binders, the insurance coverage provided by such policies or insurance will not terminate or lapse by reason of the transactions contemplated by this Agreement and, following the Closing Date, the Company will continue to be covered under such policies for events occurring prior to the Closing Date.  No such policy provides for or is subject to any currently enforceable retroactive rate or premium adjustment or loss sharing arrangement arising wholly or partially out of events arising prior to the date of the Agreement.  Section 3.01(o) of the Company Disclosure Schedules sets forth a list of all claims (other than insurance claims made by or for the benefit of employees) in excess of $25,000 individually submitted to insurers during the past 18-month period ending on the date hereof.

(p)           Employee Benefit Plans.

(i)            Section 3.01(p) of the Company Disclosure Schedules hereto contains a true, complete and correct list of each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity or equity-based compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare plan,” fund or program (within the meaning of Section 3(1) of the ERISA); each profit-sharing, stock bonus or other “pension plan,” fund or program (within the meaning of Section 3(2) of ERISA); each employment, “change in control”, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is, or was within the past three years, sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any current or former employee, officer, director or consultant of the Company (the “Employee Plans”).  Neither the Company nor any ERISA Affiliate has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change, in any material way, any existing Employee Plan that would affect any current or former employee, officer, director or consultant of the Company and no condition exists which would prevent the Company from terminating any

Employee Plan without Liability to the Company (other than for benefits accrued at the time of such termination).

(ii)           With respect to each Employee Plan, the Company has heretofore made available to the Parent a current, true, complete and correct copy (or, to the extent no such copy exists, an accurate written description) thereof (including any amendments thereto) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent IRS determination opinion or letter and any pending request for such determination letter; (iii) any summary plan descriptions or other reports and summaries required under ERISA or the Code; (iv) any material written communication (or a description of any material oral communications) to participants concerning the Employee Plans; (v) for the two most recent years for which such documents are available, the Form 5500 and attached schedules, audited financial statements, actuarial valuation reports and any attorney’s response to any auditor’s request for information; (vi) copies of all material documents and correspondence relating to any Employee Plan received from or provided to the IRS; (vii) the most recent annual 401(k) and 401(m) nondiscrimination tests performed under the Code; and (viii) all summaries furnished employees, officers and directors of the Company of all incentive compensation, other plans and fringe benefits for which a summary plan description is not required.  Each Employee Plan intended to be “qualified” within the meaning of Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code has been determined to be “qualified” by the Internal Revenue Service and has received a favorable determination letter or opinion letters, as applicable, as to its tax qualified status and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code and to the Company’s Knowledge, no event has occurred or circumstance that would reasonably be expected to affect such qualified status.  No Employee Plan is a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(iii)          Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to or has an obligation to contribute to, or has at any time within the last six years sponsored, maintained, contributed to or had an obligation to contribute to, any “multiemployer plan,” as such term is defined in Section 3(37) or Section 4001(a)(3) of ERISA or comparable provisions of any other applicable Law or any pension plan (as defined in Section 3(2) of ERISA) subject to Section 302 or  Title IV of ERISA or Section 412 of the Code.

(iv)          Each Employee Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including, but not limited to, ERISA and the Code, and all contributions required to be made under the terms of any of the Employee Plans as of the date of the Agreement have been timely made or, if not yet due, have been properly reflected on the Financial Statements except for any failure to do so which would not result in any material Liability to the Company or an ERISA Affiliate.

(v)           No Employee Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable statute.

(vi)          The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (a) entitle any current or former employee, director, officer or consultant of the Company to severance pay, unemployment compensation, loan forgiveness or any other payment, (b) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, director, officer or consultant, including under Employee Plan or (c) prevent the Company from amending or terminating any Employee Plan.

(vii)         As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened or anticipated claims by or on behalf of any Employee Plan or against any ERISA Affiliate, by any employee or beneficiary covered under any such Employee Plan with respect to such plan, or otherwise involving any such Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine claims for benefits).

(viii)        Each Employee Plan that is subject to Section 409A of the Code has been administered and operated in good faith compliance in all material respects with Section 409A, taking into consideration the proposed regulations and rulings under Section 409A. The Company does not sponsor or contribute to or has any liability with respect to any employee benefit plan, program or arrangement that provides or provided benefits to employees who perform or performed services for the Company outside of the United States.

(ix)           There is no stock bonus, pension, profit sharing, annuity or deferred compensation agreement, contract, plan or arrangement to which the Company is a party that may result, separately or in the aggregate, in the payment of any amount by the Company that is not deductible under Section 404 of the Code, which is intended to be deductible under Section 404 of the Code.  No payment or other benefit that has been or may be made to any current or former employee or independent contractor of the Company under any employment, severance or termination agreement, other compensation arrangement or employee benefit plan or arrangement with the Company or any ERISA Affiliate may be characterized as an “excess parachute payment,” as such term is defined in Section 280G of the Code or would give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(q)           Employees.

(i)            As of the date of this Agreement, there is no, nor has there been at any time during the last five (5) years any:

(A)          collective bargaining agreement or any other agreement, whether in writing or otherwise, with any labor organization, union, group or association applicable to the employees of the Company;

(B)           unfair labor practice complaint pending or, to the Knowledge of the Company, threatened against the Company before the National Labor Relations Board or any other federal, state local or foreign agency;

(C)           pending or, to the Knowledge of the Company, threatened or affecting the Company, strike, slow-down, work stoppage, lockout or other collective labor Action or dispute by or with respect to any employees of the Company; or

(D)          pending or, to the Knowledge of the Company, threatened representation question or union or labor organizing activities with respect to employees of the Company nor is the Company subject to any legal duty to bargain with any labor organization on behalf of any employee of the Company.

(ii)           During the past three years, the Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act, the “WARN Act”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company; nor has the Company engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The employees of the Company have not suffered an “employment loss” (as defined in the WARN Act) since three months prior to, and including the date of the Agreement.

(iii)          The Company does not, formally or informally, have a custom or practice of paying ex-gratia severance payments to employees.

(iv)          The Company is in compliance in all material respects with all applicable Laws respecting labor, employment, payment and termination of labor, fair employment practices, terms and conditions of employment, workers’ compensation, nondiscrimination, immigration, benefits, collective bargaining, occupational safety, plant closings, wages and hours and the payment of social security and similar taxes except for such instances of possible noncompliance that have not and would not reasonably expected to involve claims or losses that exceed $50,000, individually or in the aggregate.  To the Company’s Knowledge, no present or former employee, director, consultant or officer of the Company is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(r)            Personal Property; Assets.  Section 3.01(r) of the Company Disclosure Schedules sets forth a true, complete and correct list of all equipment and fixtures having a book value in excess of $25,000 (a) purchased by the Company since the Balance Sheet Date, or (b) owned by third Persons, including any customers of the Company, and used by the Company in its business other than pursuant to Personal Property Leases.  The Company has good and marketable title to, or a valid leasehold interest in or right to use by license or otherwise, the tangible properties and assets that are material to the operation of the Business as it is currently conducted (collectively, the “Assets”), free and clear of all Liens, except for Permitted Liens.  The Assets and the Company Owned Intellectual Property and the Company Licensed

Intellectual Property include or will include as of the Closing Date, without limitation, all material personal property, both tangible and intangible, currently used to conduct the business of the Company in all material respects as it is now being conducted.

(s)           Environmental Matters.

(i)            The Company is, and at all times has been, in material compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof).  The Company has not received any written communication alleging that the Company is not in such compliance, and to the Knowledge of the Company, there are no past or present Actions, activities, circumstances conditions, events or incidents that may prevent or interfere with such material compliance in the future.  All material permits and other governmental authorizations currently held by the Company pursuant to applicable Environmental Laws are identified in Section 3.01(s) of the Company Disclosure Schedules.

(ii)           There is no material Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, against any Person whose Liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of Law.

(iii)          There are no past or present Actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release, threatened Release or presence of any Hazardous Material that reasonably would be expected to form the basis of a material Environmental Claim against the Company, against any Person whose Liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of Law.

(t)            Fees.  There is no investment banker, broker, finder, intermediary or other Person, other than lawyers and accountants, and other than North Haven Partners, Inc., the fees and expenses of which will be paid by the Company, entitled to any brokerage, finder’s or any other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

(u)           Related-Party Transactions.  Other than advances to employees in the Ordinary Course of Business for travel and similar reimbursable expenses consistent with Company policy, no Key Employee, officer or Director of the Company or member of his or her immediate family is currently indebted to the Company.  To the Knowledge of the Company, as of the date of the Agreement none of such Persons has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a material business relationship, or any firm or corporation that materially competes with the Company.  No Key Employee, officer or Director of the Company and no member of the immediate family of any Key Employee, officer or Director of the Company is directly or indirectly interested in any Material Contract with the Company or has or claims to have any interest in the Intellectual Property of the Company.

(v)           Acquisitions.  Section 3.01(v) of the Company Disclosure Schedules sets forth each acquisition of a Person or business by the Company, by means of asset purchase, merger, consolidation or other similar transaction (each, an “Acquisition”).

(w)          Vote Required.  The Requisite Shareholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to approve the Merger.

(y)           Opinion of Financial Advisor.  The Company has received the opinion of  North Haven Partners, Inc., dated April 24, 2007, to the effect that, as of such date, the aggregate consideration to be received by the shareholders of the Company pursuant to the Merger Agreement is fair from a financial point of view to such shareholders.

SECTION 3.02.  Representations and Warranties of Parent and Merger Sub.  Parent and Merger Sub represent and warrant to the Company as follows:

(a)           Organization, Standing and Corporate Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority to carry on its business as now being conducted.

(b)           Authority; Noncontravention.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement and the Transactions do not require approval of the holders of any shares of capital stock of Parent.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.  The execution and delivery of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under (x) the certificate of incorporation or bylaws of Parent or the articles of incorporation or bylaws of Merger Sub, (y) any Contract to which Parent or Merger Sub is a party or any of their respective properties or other assets is subject, in any way that would prevent, materially impede or materially delay the consummation by Parent of the Merger (including the payments required to be made pursuant to Article II) or the other Transactions or (z) subject to the governmental filings and other matters referred to in the following sentence, any Law applicable to Parent or Merger Sub or their respective properties or other assets, and in each case, in any way that would prevent, materially impede or materially delay the consummation by Parent of the Merger (including the payments required to be made pursuant to Article II) or the other Transactions.  No material consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other Transactions, except for the filing of the Certificate of Merger with the Secretary of State of the State of Georgia.

(c)           Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions and has engaged in no business other than in connection with the Transactions.

(d)           Consideration.  Parent currently has available, and at the Effective Time will have available, sufficient cash or cash equivalents to enable it to peform its obligations under this Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.01.        Conduct of Business.

(a)           Conduct of Business by the Company.  During the period from the date of this Agreement to the Effective Time (the “Interim Period”), except as expressly set forth in Section 4.01(a) of the Company Disclosure Schedules, required by Law, consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as specifically permitted or required by any other provision of this Agreement (including in any exceptions in clauses (i) – (xxii) below), the Company shall carry on its business in the Ordinary Course of Business and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve substantially intact its current business organization, to keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and with such other Persons with which the Company has significant business relations as reasonably necessary to preserve intact its business organization.  Without limiting the generality of the foregoing, and as an extension thereof, except as set forth in Section 4.01(a) of the Company Disclosure Schedules or as specifically permitted or required by any other provision of this Agreement, the Company shall not (unless required by applicable Law or disclosed in the Disclosure Schedules) during the Interim Period, directly or indirectly do, authorize or agree to do (provided that nothing in this Agreement shall prohibit the Company from arranging backup financing to be incurred in the event of a termination hereof prior to Closing) any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld conditioned or delayed):

(i)            (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required under the terms of any plans, arrangements or agreements existing on the date hereof between the Company and any director or employee of the Company and identified in Section 4.01(a)(i) of the Company Disclosure Schedules;

(ii)           issue, deliver, sell, grant, encumber, or pledge any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) the issuance of Company Shares upon the exercise of Company Options or Company Warrants, in each case outstanding on the date hereof in accordance with their terms on the date hereof) and (B) as required to comply with any Employee Plan or Company Benefit Agreement as in effect as the date hereof;

(iii)          amend the Company Charter or the Company Bylaws in any manner adverse to Parent;

(iv)          directly or indirectly acquire (x) by merging or consolidating with, or by purchasing assets of, or by any other manner, any person or division, business or equity interest of any person or (y) any asset or assets other than acquisitions in the Ordinary Course of Business, if the aggregate amount of the consideration paid by the Company in connection with all such transactions would exceed $25,000;

(v)           sell, lease, or otherwise dispose of any of its properties or other assets or any interests therein that are material, individually or in the aggregate, to the Company, except for sales of inventory and other assets in the Ordinary Course of Business; or (y) enter into, modify or amend any Real Property Lease, except for modifications or amendments that are not materially adverse to the Company taken as a whole;

(vi)          incur any Funded Indebtedness or guarantee any such Funded Indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, guarantee any debt securities of another person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another person other than Indebtedness incurred or the Ordinary Course of Business or in connection with the refinancing of any Indebtedness existing on the date hereof or permitted to be incurred, assumed or otherwise entered into hereunder, or (y) make any loans or capital contributions to, or investments in, any other person, other than to (A) the Company or (B) in the Ordinary Course of Business;

(vii)         make any capital expenditure, or incur any obligation or liability in connection therewith, other than (A) in accordance with the Company’s capital expenditures plan previously made available to Parent, and (B) which, otherwise, individually is in excess of $100,000 or, in the aggregate, are in excess of $350,000;

(viii)        except as required by Law or any judgment, (A) pay, discharge, settle or satisfy any material claims or litigation, other than the payment, discharge, settlement or satisfaction in the Ordinary Course of Business or in an amount not to exceed $50,000 (except with respect to litigation with AT&T with respect to which such amount shall not exceed $300,000), (B) cancel any material Indebtedness, or (C) waive or assign any claims or rights of material value other than in its Ordinary Course of Business;

(ix)           (A) enter into or terminate or materially modify or amend any of the Contracts set forth on Section 3.01(j)(v) of the Company Disclosure Schedules or any other customer contract involving, or anticipated to involve, payments or revenue in excess of $100,000 annually, or waive, release or assign any material rights or claims thereunder; provided that the Company shall not be obligated to permit Parent to participate in the negotiation of any such entry, modification, amendment or termination; (and it is acknowledged  that pursuant to Section 5.02 the Company shall not be required to provide access to or disclose information with respect to and to the extent that any such entry, modification, amendment or termination if the Company reasonably determines and informs the Parent that such access or disclosure would jeopardize the attorney-client privilege of the Company or contravene any Law or any Contract to which the Company is a party, but the Company shall use its Reasonable Best Efforts to permit such information to be provided in connection with Parent’s exercise of its approval rights in a manner that does not cause such violation or jeopardization); and (B) enter into, modify, amend or terminate any other Material Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (x) adversely affect in any material respect the Company, or (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement;

(x)            except (A) in the Ordinary Course of Business, (B) as otherwise contemplated by this Agreement, (C) as required to ensure that any Employee Plan or Company Benefit Agreement is not then out of compliance with applicable Law or to comply with any Contract, Employee Plan or Company Benefit Agreement entered into prior to the date hereof (true, complete and correct copies of which have been heretofore delivered or made available to Parent), (1) adopt, enter into, terminate or amend any Company Benefit Agreement or other agreement, plan or policy involving the Company and one or more of their respective current or former directors, officers, employees or consultants, (2) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, except for planned salary increases and payment of bonuses, (3) pay any benefit or amount not required under any Employee Plan or Company Benefit Agreement or any other benefit plan or arrangement of the Company or any of its Subsidiaries as in effect on the date of this Agreement, other than as contemplated in clause (B), (4) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (5) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, Company Benefit Agreement or Employee Plan (including the grant of Company Options, Company Restricted Stock, “phantom” stock, stock appreciation rights, “phantom” stock rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Company Benefit Agreements, Employee Plans or agreements or awards made thereunder), other than as contemplated in clause (B), (6) amend or modify any Company Option, or (7) take any action to accelerate the vesting or payment of any compensation or benefit under any Employee Plan or Company Benefit Agreement; provided, however, that the foregoing clauses shall not restrict the Company from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the Ordinary Course of Business, plans, agreements, benefits and compensation arrangements (including, incentive grants) that have a value consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(xi)           change its fiscal year or, except as required by GAAP or by Law, make any changes in accounting methods, principles or practices; or

(xii)          pre-pay any Indebtedness except in an amount not to exceed $25,000 individually for Indebtedness of the Company existing as of the date of the Agreement in the Ordinary Course of Business and in accordance with their terms; (ii) fail to use its commercially reasonable efforts to collect notes or accounts receivable in the Ordinary Course of Business or enter into a factoring or discounting arrangement with a third party with respect to accounts receivable; or (iii) fail to use its commercially reasonable efforts to pay any account payable in the Ordinary Course of Business;

(xiii)         file any amended Tax Return, make any Tax election or enter into any agreement in respect of Taxes, including the settlement of any Tax controversy, claim or assessment, adopt or change of any accounting method in respect of Taxes, surrender any right to claim a refund of Taxes;

(xiv)        adopt or implement any shareholder rights plan;

(xv)         modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party other than in the Ordinary Course of Business;

(xvi)        write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company, except as required by GAAP consistently applied for and any write-offs of inventory or accounts receivable that do not exceed $50,000 individually or $80,000 in the aggregate.

(xvii)       open or close, or enter into an agreement to open or close, any facility or office;

(xviii)      take any action that is intended to result in any of the conditions to the Merger set forth in Article VI not being satisfied;

(xix)         fail to use commercially reasonable efforts to be in material compliance with the terms of instruments evidencing indebtedness incurred by the Company other than any such failure that is waived by the party to whom such indebtedness is owed within a reasonable time after the commencement of such material non-compliance and provided Parent with a copy of such waiver;

(xx)          to allow any insurance policy relating to the Company’s business to lapse without using commercially reasonable efforts to obtaining replacement insurance coverage of comparable amount at similar cost;

(xxi)         enter into any contract that contains any non-compete or exclusivity provisions with respect to any customer, line of business or geographic area restricting the Company or any of the Company’s current or future affiliates, or which restricts the conduct with respect to any customer, of any line of business by the Company or any of the Company’s current or future affiliates or any geographic area in which the Company or any of the Company’s current or future affiliates may conduct business, or which otherwise restricts operation of the Company’s business, in each case as would have a Material Adverse Effect, and in each case other than non-compete agreements signed by employees incident to their employment by the Company; or

(xxii)        take any formal action or grant any consent or approval concerning any joint venture outside the Ordinary Course of Business.

(b)           Advice of Changes; Filings.  The Company and Parent shall promptly advise the other party in writing upon becoming aware of any action, event, circumstance or development (including the failure of any action or event to occur) that would reasonably be expected to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 4.01(b) shall not cure or otherwise affect any breach of any representation or warranty requiring disclosure of such matter prior to the date of the Agreement or limit or affect any termination rights of the party receiving such notice under Article VII or remedies available after such termination thereunder.

4.02.        No Solicitation.  Until the earlier of (i) the Effective Time, or (ii) the date of termination of this Agreement pursuant to the provisions of Article VII, the Company shall not, directly or indirectly, take any of the following actions with any party other than Parent and its designees: (a) solicit, encourage, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the Company’s business, properties or technologies, or any amount of the

Company Shares (whether or not outstanding), whether by merger, purchase of assets, tender offer, license or otherwise (an “Acquisition Proposal”), or effect any such transaction, (b) disclose any information not customarily disclosed to any person concerning the Company’s business, technologies or properties, or afford to any person or entity access to its properties, technologies, books or records, not customarily afforded such access, (c) assist or cooperate with any person to make any proposal to purchase all or any part of the Company Shares or assets of the Company, other than inventory in the Ordinary Course of Business, or (d) enter into any agreement with any person providing for the acquisition of the Company, whether by merger, purchase of assets, license, tender offer or otherwise.  In the event that the Company or any of the Company’s affiliates shall receive, prior to the Effective Time or the termination of this Agreement, any offer, proposal, or request, directly or indirectly, of the type referenced in clause (a), (c), or (d) above, or any request for disclosure or access as referenced in clause (b) above, the Company shall immediately notify Parent thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may reasonably request; provided, however, that prior to the obtaining the Requisite Shareholder Approval the terms of this Section 4.02 shall not prohibit the Company from considering an Acquisition Proposal submitted after the execution and delivery of this Agreement by such person or group (and not withdrawn); provided, that the Company shall give Parent prior written notice prior to considering any such Acquisition Proposal.  The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.02 were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed by the parties hereto that Parent shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Section 4.02 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity.  Nothing in this Agreement shall prevent the Board from withdrawing, amending, changing or modifying its recommendation in favor of the adoption and approval of this Agreement and approval of the Merger (any of the foregoing actions, whether by the Board or a committee thereof, a “Change of Recommendation”) at any time prior to obtaining the Requisite Shareholder Approval if the Board concludes in good faith, after consultation with its outside counsel, that in light of such Acquisition Proposal, such Change of Recommendation is required in order for the Board to comply with its fiduciary duties to the holders of the Company Shares under applicable Law.

ARTICLE V

ADDITIONAL AGREEMENTS

5.01.        Shareholder Approval.

(a)           Shareholder Notice.  As promptly as practicable following the execution of this Agreement, the Company shall transmit to the Company Shareholders the Board’s recommendation that the shareholders vote in favor of approval of this Agreement, the Merger and the other Transactions.  The Company shall send a notice to the Company Shareholders pursuant to and in accordance with the applicable provisions of the GBCC and the Company

Charter and the Company Bylaws (the “Shareholder Notice”) that states that a Company Shareholder Meeting shall be held to consider this Agreement, the Merger and the other Transactions.  The Company shall take all necessary actions to convene and hold the Company Shareholder Meeting to consider and vote upon this Agreement, the Merger and the other Transactions for purposes of obtaining the Requisite Shareholder Approval.  The Shareholder Notice shall also state that the Company Shareholders are or may be entitled to assert Dissenters’ Rights pursuant to Section 2.01(d) and Article 13 of the GBCC and shall be accompanied by a copy of Article 13 of the GBCC. Also accompanying the Shareholder Notice shall be a disclosure document that includes at least the information required to be included by the GBCC. (the “Disclosure Document”).  The Shareholder Notice shall be given no fewer than ten (10) days nor greater than sixty (60) days prior to the date of the Company Shareholder Meeting.  The Disclosure Document shall not make the approval of the other Transactions contingent or otherwise conditioned on the approval of any “parachute payments” within the meaning of Section 280G of the IRC.  Such Disclosure Document shall specifically include and confirm that the Requisite Shareholder Approval will constitute the approval of: (i) the escrow and indemnification obligations of the Company Indemnifying Parties set forth in Section 2.03 and Article VIII respectively, and the deposit of cash equal to the Escrow Amount into the Escrow Account, (ii) the allocation of the Net Merger Consideration, including the Escrow Amount and the Shareholders’ Representative Fund Amount, as set forth in this Agreement and (iii) the appointment of PFire Escrow, Inc., a wholly owned subsidiary of Cable News Network, Inc., as the Shareholders’ Representative.  The Board shall not alter, modify, change or revoke its approval of this Agreement, the Merger, and the other Transactions, and its recommendation to the Company Shareholders to vote in favor of approval of this Agreement, the Merger and the other Transactions, other than in accordance with the provisions of Section 7.01(a)(iii).

(b)           Delivery to Parent.  The Company shall deliver a draft of the Disclosure Document to Parent promptly after the date of this Agreement and Parent shall have three (3) days to provide the Company its comments, if any, regarding the Disclosure Document, and the Company shall, in good faith, incorporate all reasonable comments.  The Company shall provide a copy of the final Disclosure Document to Parent prior to distributing it to holders of the Company Shares.

5.02.        Access to Information; Confidentiality.  The Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access (including for the purpose of coordinating integration activities and transition planning with the employees of the Company) during normal business hours and upon reasonable prior notice to the Company during the period prior to the Effective Time or the termination of this Agreement to all its properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish promptly to Parent information concerning its business, properties and personnel as Parent may reasonably request.  Notwithstanding the foregoing, the Company shall not be required to provide access to or disclose information where the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or contravene any Law or any Contract to which the Company is a party (it being agreed that the parties shall use their

Reasonable Best Efforts to cause such information to be provided in a manner that does not cause such violation or jeopardization, provided, however, that none of the parties hereto nor any of their Affiliates shall be required to make monetary payments in connection with the foregoing).  Except for disclosures expressly permitted by the terms of the Non-Disclosure Agreement dated as of November 3, 2006, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other Representative to hold, all information received from the Company, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.  No investigation conducted pursuant to this Section 5.02 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

5.03.        Cooperation.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its Reasonable Best Efforts to take, or cause to be taken, all actions, that are necessary, proper or advisable to consummate and make effective the Merger and the other Transactions, including using its Reasonable Best Efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, and (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any).  The Company and Parent will provide such assistance, information and cooperation to each other as is reasonably required to obtain any such nonactions, waivers, consents, approvals, orders and authorizations and, in connection therewith, will notify the other party promptly following the receipt of any comments from any Governmental Entity for amendments, supplements or additional information in respect of any registration, declaration or filing with such Governmental Entity and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and any Governmental Entity, on the other hand.

(b)           The Company shall give any notices to third parties and use all Reasonable Best Efforts to obtain any third party consents, in each case set forth on Section 6.02(d) of the Company Disclosure Schedules. In the event that the Company shall fail to obtain any third party consent described in the first sentence of this Section 5.03(b), it shall use Reasonable Best Efforts, and shall take Reasonable Best Efforts to minimize any adverse effect upon the Company resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

(c)           From the date of the Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other in writing (a) of any pending or, to the Knowledge of the Company and Parent, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking material damages in connection with the Merger or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Parent to own or operate all or any portion of the businesses or assets of the Company, which in either case would reasonably be expected to result in a Material Adverse Effect or (b) at least seventy-two (72) hours prior to the filing by either party for protection under federal bankruptcy laws or similar state laws relating to bankruptcy, insolvency, reorganization, moratorium or conveyance.

5.04.        Merger Sub Compliance.  Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under this Agreement.

5.05.        Indemnification, Advancement of Expenses, Exculpation and Insurance.

(a)           All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnitee”) as provided in the Company Charter, the Company Bylaws, or any indemnification agreement between such Indemnitee and the Company and described in Section 5.05 of the Company Disclosure Schedules (each, an “Indemnification Agreement”) shall survive the Merger and for a period of not less than six (6) years after the Effective Time shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnitee.

(b)           Without limiting Section 5.05(a) or any rights of any Indemnitee pursuant to any Indemnification Agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company is or is threatened to be, made a party in his or her capacity as a director or officer of the Company, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by Law, each such Indemnitee in his or her capacity as a director or officer of the Company, or any of its predecessors, against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnitee to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim, arising out of, or pertaining to (i) the fact that such an Indemnitee was a director (including in a capacity as a member of any board committee) or officer of the Company, or any of its predecessors, or a fiduciary with respect to any employee benefit plan maintained by any of the foregoing, prior to the Effective Time or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time.  The Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification could be sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.  The Surviving Corporation shall cooperate with an Indemnitee in the defense of any matter for which such Indemnitee could seek indemnification hereunder.  The Surviving Corporation’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.  Parent as sole shareholder of the Surviving Corporation shall execute and deliver to the Shareholders’ Representative on the Closing Date a consent approving the terms of this Section.

(c)           The Surviving Corporation shall obtain, at the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnitee on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement.  In the event the Surviving Corporation is unable to obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnitee on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that the Surviving Corporation may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, that are substantially equivalent to or better than those of the policies in effect on the date of this Agreement; provided further, however, that in satisfying its obligation under this sentence the Surviving Corporation shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of 250% of the amount paid by the Company for coverage for the period of 12 months beginning on June 1 most recently commenced prior to the date of this Agreement, it being understood and agreed that the Surviving Corporation shall nevertheless be obligated to provide such coverage as may be obtained for such amount.

(d)           In the event Parent (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.05.

(e)           The obligations under this Section 5.05 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section applies shall be third party beneficiaries of this Section 5.05.

5.06.        Fees and Expenses.  Except as expressly set forth in 5.11(c), all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, regardless of whether the Merger is consummated; provided that if the Merger is consumated the Company Fees and Expenses shall be paid as set forth in Section 2.03(b)(iv).

5.07.        Employee Matters.

(a)           For a period of one year following the Effective Time, Parent shall, or shall cause the Surviving Corporation to provide for the benefit of the employees of the Company immediately prior to the Effective Time who remain actively employed by Parent or the Surviving Corporation (the “Company Employees”) with base salary and benefits (other than equity compensation) that are substantially comparable to the base salary and benefits provided to such Company Employee under the Employee Plans immediately prior to the Effective Time.

(b)           With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by the Surviving Corporation, Parent or any of its Affiliates (including any vacation, paid time-off and severance plans), for  purposes of determining eligibility to participate, and vesting, each Company Employee’s service with the Company shall be treated as service with the Surviving Corporation, Parent, or its Affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)           With respect to any welfare plan maintained by the Surviving Corporation Parent or its Affiliates in which Company Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation or its Affiliates to, (i) waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to such Company Employees to the extent such conditions and exclusions were satisfied or did not apply to such Company Employees under the welfare plans of the Company prior to the Effective Time and (ii) shall use commercially reasonable efforts to provide each Company Employee with credit for or otherwise recognize or cause to be recognized, the dollar amount of any co-payments, deductibles or similar payments paid or incurred (by each Company Employee and his or her eligible dependents) in the plan year in which the Effective Time occurs for purposes of satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d)           The provisions of this Section 5.07 shall not (i) create in any current or former employee of the Company or any ERISA Affiliate any right to employment or continued employment with Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates or any right to any specific terms or conditions of employment or (ii) limit the right of the Parent, the Surviving Company or any of their respective Subsidiaries or Affiliates to terminate the employment of any such employee at any time and for any reason.  Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall (i) be treated as an amendment or other modification of any Employee Plan or (ii) limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to amend, terminate or otherwise modify any Employee Plan following the Closing Date. Parent, Surviving Corporation and the Company acknowledge and agree that all provisions contained in this Section 5.07 with respect to Company Employees are included for the sole benefit of Parent, Surviving Corporation and the Company, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any Company Employees, former employees of the Company or any of its Subsidiaries, any participant in any Employee Plan or any dependent or beneficiary thereof or (ii) to continued participation in any Employee Plan.

5.08.        Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by Law (including the rules and regulations of the Securities and Exchange Commission), court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.  The parties agree that all formal Company employee communication programs or announcements with respect to the Transactions shall be in the forms mutually agreed to by the parties (such agreement not to be unreasonably withheld or delayed).  The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

5.09.        Disclosure Supplements.  From time to time prior to the Closing, the Company will supplement or amend the Company Disclosure Schedules delivered in connection herewith with respect to any matter which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Company Disclosure Schedules or which is necessary to correct any information in such Company Disclosure Schedules which has been rendered inaccurate as of the Closing by an event occurring after the date hereof, provided, however, that the delivery of any supplement or amendment to a representation or warranty made on the date hereof pursuant to this Section 5.09 shall not cure or otherwise affect any breach of that representation or warranty occurring on the date hereof resulting from the failure to disclose such matter on the date of the Agreement, or limit or affect any termination rights of Parent or Merger Sub under Article VII based on such breach or remedies available after such termination thereunder.  If the Closing occurs, Parent and Merger Sub shall be deemed to waive any right or claim it may otherwise have or have had for breach of representation or warranty on account of any matter so disclosed in such supplement or amendment if and to the extent that such breach could have resulted in any of the conditions set forth in Section 6.01 or 6.02 not to have been satisfied.

5.10.        Solvency After the Closing.  After the Closing, Parent agrees that it shall not, and that it shall cause the Company not to, take or cause to be taken or omit to take any action which would be reasonably expected to result in a determination pursuant to state or federal law that, after giving effect to the Transactions (or after giving effect to such transactions and to such other subsequent actions or omissions), the Company (a) was insolvent at the time of the

Closing, (b) became insolvent as a result of the Transactions, (c) was left with unreasonably small capital with which to engage in its business or (d) incurred debts beyond its ability to pay such debts as they mature, such that the payment of the Net Merger Consideration may be deemed a “fraudulent conveyance” or impermissible dividend or distribution under applicable law or otherwise subject to claims of certain creditors of the Company or its trustees in a bankruptcy proceeding.

5.11.        Delivery of Financial Statements.

(a)           The Company shall make Reasonable Best Efforts to cause to be delivered to Parent the unaudited consolidated balance sheets and the related unaudited consolidated statements of income and cash flows for (a) each monthly period completed subsequent to the date of the Agreement (the “Monthly Unaudited Financial Information”) and (b) each quarterly period completed subsequent to the date of the Agreement (the “Quarterly Unaudited Financial Information” and, together with the Monthly Unaudited Financial Information, the “Interim Unaudited Financial Information”).  The Company shall use its commercially reasonable efforts to deliver the Interim Unaudited Financial Information on or before the date that is 30 days following the end of the relevant month in the case of the Monthly Unaudited Financial Information and 40 days following the end of the relevant quarter in the case of the Unaudited Quarterly Financial Information, together with a certificate, duly executed by the chief financial officer, chief accounting officer or other senior financial officer in such person’s capacity as an officer, restating with respect to such Interim Unaudited Financial Information, the representations and warranties set forth in Section 3.01(h).

(b)           The Company shall use its Reasonable Best Efforts to cause to be delivered to Parent the audited consolidated balance sheets and the related audited consolidated statements of income and cash flows for the year ended December 31, 2006 (the “2006 Audited Financial Information” and together with the Interim Unaudited Financial Information, the “Subsequently Delivered Financial Information”).  The Company shall use its commercially reasonable efforts to deliver the 2006 Audited Financial Information on or before May 15, 2007, together with, other than with respect to going concern, an unqualified audit report of the Company’s independent public accountants.

(c)           The Company shall use its Reasonable Best Efforts to obtain and cause to be delivered to Parent on or before May 15, 2007 a review report under SAS 100 stating that the Company’s independent accountants are not aware of any material modifications that should be made to the Unaudited Quarterly Financial Information to be in conformity with generally accepted accounting principles; provided, however, the report (i) may contain explanatory paragraphs for an emphasis of matter with respect to (A) the Company’s ability to continue as a going concern or (B) the adjustment required for issuance of restricted stock award agreements listed on Section 3.01(e)(iii)(W) of the Company Disclosure Schedules, and (ii) shall not contain notes (the “Interim SAS 100 Report”).  The reasonable cost to the Company of obtaining the Interim SAS 100 Report shall be borne by Parent, who shall reimburse the Company for such cost on request.  None of such cost shall constitute Company Fees and Expenses.

5.12.        Parent Financing.  Prior to the Closing Date, Company shall provide such assistance as Parent may reasonably request in connection with Parent’s debt or equity financing arrangements.

5.13         Pending Proceedings.  The parties agree that Parent and the Company will jointly move, as soon as practicable, to defer the “phase I” arbitration hearing in the matter styled DG Systems Acquisition III Corporation v. Pathfire, Inc., American Arbitration Case number 13-133-&-00299-06, which hearing is presently scheduled for May 14, 2007 through May 25, 2007.  The parties will jointly request a “phase I” hearing date no earlier than July 15, 2007 so as to allow a thirty-day discovery period before the “phase I” hearing if this Agreement is terminated before Closing, and will request and implement the stay of all proceedings between the parties, and all discovery efforts against non-parties, until thirty days before the “phase I” hearing. Pending the Closing, the parties will retain and preserve their respective documents that relate to the subject matter of such arbitration proceeding so that the deferral of discovery will not adversely affect either party’s discovery efforts.  Nothing contained in this Agreement (including Article III or Section 5.02) shall require the Company to disclose any information or documents relating to the subject matter of such arbitration.  If the Closing occurs, the arbitration proceeding will not go forward and the parties’ claims (including the Company’s counterclaims) will be dismissed with prejudice.

5.14         Tax Matters.

(a)   Parent shall cause to be prepared in a manner consistent with past practices (except where otherwise required by applicable Law) and in accordance with Section 5.14(c) of this Agreement all Tax Returns of the Company for all taxable periods ending on or before the Closing Date but which are due to be filed after the Closing Date (taking into account all applicable extensions of time for filing) (“Pre-Closing Tax Returns”) and all Tax Returns of the Company for taxable years or periods starting on or before the Closing Date and ending after the Closing Date (“Straddle Period Tax Returns”), and shall cause any such Tax Returns showing a material Tax liability for a Pre-Closing Tax Period to be delivered to Shareholders’ Representative no later than fifteen (15) days prior to the due date for filing any such Tax Return (taking into account any applicable extensions of time to file).  Shareholders’ Representative shall be entitled but not obligated to comment thereon.  Parent shall cause the Company to timely file all Pre-Closing Tax Returns and Straddle Period Tax Returns.  If Parent files a Pre-Closing Tax Return or Straddle Period Tax Return showing a liability of the Company for any Pre-Closing Tax Period, Parent may file a Claim with the Escrow Agent (including in the Claim Notice with respect thereto a copy of such Tax Return), (i) with respect to any such Straddle Period Tax Return, for the amount of Taxes owing with respect to the portion of the Straddle Period covered by such Tax Return ending on the Closing Date and (ii) with respect to any pre Pre-Closing Tax Returns, for the amount of Taxes owing with respect to such Pre-Closing Tax Return, in each case only to the extent such Taxes were not reflected in the reserve for Taxes established on the Company Balance Sheet, and were not incurred after the Balance Sheet Date and through the Closing Date from activities in the Ordinary Course of Business (“Unreserved Taxes”).

(b)           Parent shall cooperate fully, if, as and to the extent reasonably requested by Shareholder’s Representative, in connection with the filing of any Tax Returns for the Company, the filing and prosecution of any Tax claims and any audit, litigation or other proceeding with respect to Taxes payable by the Company for any Pre-Closing Tax Period.  Parent shall retain all books and records acquired as a result of the Merger relating to the Company’s Taxes for a period of six (6) years after the Closing and (upon the Shareholders’ Representative’s request in connection with any Claim for Taxes) shall provide records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)           In the case of Taxes that are payable with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date, the portion of such Taxes payable for the portion of such taxable period ending on the Closing Date shall be (i) in the case of property Taxes, ad valorem Taxes or other Taxes based on the value of property, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period and (ii) in the case of any other Taxes, based on a closing of the books of the Company (or any of its Affiliates, as applicable) as of the close of business on the Closing Date.

Parent shall promptly notify the Shareholders’ Representative in writing upon receipt by the Surviving Corporation of a written notice of any pending or threatened Tax audits or assessments for which liability for the entire amount of the audit or assessment would be attributable to any Pre-Closing Tax Period pursuant to this Agreement (“Tax Contest Claims”); provided, however, no failure or delay by Parent to provide notice of a Tax Contest Claim shall reduce or otherwise affect the Parent’s right, if any, to recover for a Claim against the Escrow Account for such liability except to the extent Company Indemnifying Parties are actually prejudiced thereby. Parent and the Shareholders’ Representative on behalf of the Company Indemnifying Parties shall cooperate with each other in the conduct of any Tax Contest Claim, if the Shareholders’ Representative assumes or participates in the defense of any Tax Contest Claim.  The Shareholders’ Representative on behalf of the Company Indemnifying Parties shall have the right but not the obligation to control the conduct of any issues in any Tax Contest Claim if the Shareholders’ Representative gives notice of its intention to do so to Parent, provided that the Shareholders’ Representative shall be entitled to give such notice within thirty (30) Business Days unless and to the extent such longer period would actually prejudice Parent’s ability to defend such Tax Contest Claim, (any such claim, a “Shareholders’ Representative Tax Contest Claim”) provided that: (i) the Shareholders’ Representative shall keep Parent informed regarding the progress and substantive aspects of any Shareholders’ Representative’s Tax Contest Claim, including providing Parent with all written materials relating to such Tax proceeding received from the relevant taxing authority, (ii) Parent shall be entitled to participate in any Shareholders’ Representative’s Tax Contest Claim, including having an opportunity to comment on any written materials prepared in connection with any Shareholders’ Representative’s Tax Contest Claim and attending any conferences relating to any Shareholders’

Representative’s Tax Contest Claim (such participation to be at Parent’s sole expense) and (iii) Shareholders’ Representative shall not compromise or settle any Shareholders’ Representative’s Tax Contest Claim, without obtaining Parent’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing, at any time (a) on or after the date which is after the Closing Date or (b) at which the amount in dispute in connection with any Shareholders’ Representative Tax Contest Claim, measured by giving effect to any interest, penalty, addition to tax or other amount that may be imposed by any Taxing Authority, is greater than 200% of the remaining portion of the Escrow Account that is unencumbered by good faith Claims (as defined in the Escrow Agreement) for indemnification, Parent (and not Shareholders’ Representative) shall have the right to assume control of Shareholders’ Representative Tax Contest Claim and shall have the right to direct and settle such Shareholders’ Representative’s Tax Contest Claim; provided, however, that (x) Shareholders’ Representative on behalf of the Company Indemnifying Parties shall be entitled to participate at the expense of the Company Indemnifying Parties in any such Shareholders’ Representative Tax Contest Claim, including attending any meetings with representatives of any Taxing Authority, and (y) at any time there is any remaining Escrow Account available to satisfy any Claim for indemnity under Section 8.02 with respect to Shareholders’ Representative Tax Contest Claim, Parent shall not settle such Shareholders’ Representative’s Tax Contest Claim without obtaining the prior written consent of Shareholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.  In determining whether consent is unreasonably withheld or conditioned with respect to any proposed settlement by either party under this subsection, the merits of the matters at issue shall be considered (and thus it shall not be reasonable for a party to withhold consent if, for example, the merits clearly favor the settlement position for which consent is requested), as well as the relative amount of Taxes at issue for Shareholders’ Representative in the Shareholders’ Representative’s Tax Contest Claim and Parent and/or the Company.

(d)           In the provisions of this Section 5.14, references to any of Shareholders’ Representative, the Company and Parent shall include successors.

(e)           In the event of any conflict between Section 8.05 or Section 8.06 and this Section 5.14, this Section 5.14 shall control.  For the avoidance of doubt, Parent acknowledges and agrees that its sole recourse and remedy for recovery of any Claim for Tax liabilities for any Pre-Closing Tax Period shall be the Escrow Account as provided in Section 8.02, no such Claim for Tax liabilities shall be asserted after the General Survival Date.

5.15         Surrender of FCC License.  The Company shall use Reasonable Best Efforts to surrender to the Federal Communications Commission (“FCC”) that certain license identified in Section 3.01(g) of the Company Disclosure Schedules (the “FCC License”), at such time as the Company shall determine, in its sole discretion, but in any event prior to the Effective Time so no consent of the FCC is necessary in connection with the Merger.

ARTICLE VI

CONDITIONS PRECEDENT

6.01.        Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Effective Time of the following conditions:

(a)           Shareholder Approval.  The Requisite Shareholder Approval shall have been obtained.

(b)           No Injunctions or Legal Restraints.  No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent) (collectively, “Legal Restraints”), in any case that is in effect and that prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement.

(c)           Cancellation of the FCC License.  The surrender and cancellation of the FCC License as set forth in Section 5.15 shall have been consummated so that no consent of the FCC is necessary in connection with the Merger.

6.02.        Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, provided, however, that, notwithstanding the foregoing, the representations and warranties contained in Section 3.01(d) (Corporate Power and Authority), Section 3.01(e) (Capital Structure), Section 3.01(t) (Fees) and Section 3.01(w) (Vote Required) shall be true and correct in all material respects.  Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c)           Material Adverse Effect. Since the date of the Agreement, there shall not have occurred a Material Adverse Effect.

(d)           Consents and Approvals.  All consents, approvals and authorizations listed in Section 6.02(d) of the Company Disclosure Schedules shall have been obtained.

(e)           Dissenting Shareholders. (a) The aggregate number of Dissenting Shares consisting of shares of Series L Stock, Series J Stock, Series J-1 Stock, Series J-2(3x) Stock, Series J-2(7x) Stock, Series K Stock, if any, and Series EM Stock (collectively, the “Senior Shares”) shall not exceed fifteen percent (15%) of the total outstanding Senior Shares at the Effective Time; and (b) each of the Specified Shareholders shall have voted each class of Preferred Stock held by such shareholder in favor of the approval of this Agreement and the Transactions.

(f)            2006 Audited Financial Statements.  The Parent shall have received the Company’s 2006 Audited Financial Statements and the Interim SAS 100 Report on or prior to May 31, 2007.

(g)           FIRPTA Certificate.             Parent shall have received a certificate, executed by the Company and dated not more than thirty (30) days prior to the Closing Date, in accordance with Code Section 1445(b)(3) and Treasury Regulation Section 1.1445-2(c), which statement(s) certifies that the Company is not, and has not been, a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Internal Revenue Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code and sets forth the Company’s name, taxpayer identification number and address.

(h)           Repayment of Closing Debt and Company Fees and Expenses.  Parent shall have received such reasonably satisfactory evidence, including payoff letters and similar documents, that Closing Debt and Company Fees and Expenses shall be repaid and extinguished in their entirety by Parent pursuant to Section 2.03(b)(iv) and that any Liens associated therewith have been released or otherwise extinguished.

6.03         Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent or Merger Sub or their ability to perform their obligations hereunder.  The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.01.        Termination.  This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after the Requisite Shareholder Approval has been obtained:

(a)           by mutual written consent of Parent, Merger Sub and the Company;

(b)           by either Parent or the Company:

(i)            if the Merger shall not have been consummated on or before June 15, 2007 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose breach of a representation or warranty in this Agreement or whose action or failure to act in breach of this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii)           if any Legal Restraint having the effect set forth in Section 6.01(b) shall be in effect and shall have become final and nonappealable (which such Legal Restraint the party seeking to terminate shall have used its Reasonable Best Efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 4.01);

(iii)          if, the Requisite Shareholder Approval shall not have been obtained at a duly held Company Shareholder Meeting or at any adjournment thereof at which such matter is presented for a vote, provided, however, that if this Agreement is then terminable pursuant to Section 7.01(c)(iii) by Parent, Company shall not have a right to terminate under this Section 7.01(b)(iii); or

(iv)          if either party receives notice from the other that such other party intends to file for protection under federal bankruptcy laws or similar state laws relating to bankruptcy, insolvency, reorganization, moratorium or similar laws.

(c)           by Parent:

(i)            if a Material Adverse Effect has occurred and has not been cured within 30 days; or

(ii)           if (a) there shall be breached any covenant or agreement of the Company set forth in this Agreement and such breach is not the result of Parent’s failure to fulfill any of its covenants or agreements in a material respect under this Agreement, (b) any representation or warranty of the Company set forth in this Agreement that is qualified as to materiality shall have become untrue, or (c) any representation or warranty of the Company set forth in this Agreement that is not so qualified shall have become untrue in any material respect, and (y) such breach or misrepresentation is not cured within 30 days after written notice thereof, and (z) such breach or misrepresentation would cause the conditions set forth in Sections 6.02(a) or 6.02(b) not to be satisfied;

(iii)          if (a) there shall have been a Change of Recommendation; (b) the Board shall have failed upon Parent’s request, in response to notification by the that it has received an Acquisition Proposal, to reconfirm its recommendation of the Merger or this Agreement (or determined to do so) within ten days after such request (or such shorter period of time as may exist between such request and the second business day preceding the Company Shareholder Meeting); (c) the Board shall have determined to recommend to the Company Shareholders that they approve an Acquisition Proposal other than that contemplated by this Agreement; (d) any person (other than Parent or an affiliate of Parent) or group becomes after the date of the Agreement the beneficial owner of more than 50% of the outstanding voting shares of the Company (determined on an as-converted basis); or (e) for any reason within its control the Company fails to call or hold the Company Shareholder Meeting; or

(iv)          if Parent shall not have received the 2006 Audited Financial Statements and the Interim SAS 100 Report on or prior to May 31, 2007.

(d)           by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b), and (ii) has not been or is incapable of being cured by Parent within 30 calendar days after its receipt of written notice thereof from the Company.

7.02.        Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of the penultimate sentence of Section 5.02(a), Section 5.06, Section 5.08, this Section 7.02 and Article X; provided; however, that no such termination shall relieve any party hereto from any liability or damages resulting from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, further, that the Confidentiality Agreement shall survive any termination of this Agreement and shall apply to all information and material delivered by any party thereunder, in each case in accordance with its terms.

7.03.        Amendment.  This Agreement may be amended by the parties at any time, whether before or after the Requisite Shareholder Approval has been obtained; provided, however, that after the Requisite Shareholder Approval has been obtained, there shall be made no amendment that by law requires further approval by the shareholders of the Company without such further approval having been obtained.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

7.04.        Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement or (c)  subject to the proviso in Section 7.03, waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

7.05.        Procedure for Termination or Amendment.  A termination of this Agreement pursuant to Section 7.01 or an amendment of this Agreement pursuant to Section 7.03 shall, in order to be effective, require, in the case of Parent and the Company, action by its board of directors or, with respect to any amendment of this Agreement pursuant to Section 7.03, the duly authorized committee of its board of directors to the extent permitted by Law.

ARTICLE VIII

SURVIVAL, INDEMNIFICATION AND ESCROW

8.01.        Survival of Representations, Warranties and Covenants.  All representations and warranties of the parties set forth in this Agreement shall survive the Closing and the consummation of the Merger and continue until the 18 month anniversary of the Closing Date (the “General Survival Date”), at which time they shall expire.  All covenants and agreements shall survive the Closing to the extent specifically contemplated by the terms thereof; provided, however, that the covenants and agreements contained in Section 4.01 shall expire on the Effective Date.  Any such survival date referenced in this Section 8.01 is referred to herein as the “Survival Date”.  Any claims for indemnification under this Agreement with respect to a breach of representation or warranty, covenant or agreement must be asserted by written notice delivered prior to 5:00 P.M., Atlanta time, on the applicable Survival Date, and if such notice is given, the survival period for such representation, warranty, covenant or agreement (and only such portion of such representation, warranty, covenant or agreement the breach of which is the subject of such notices) shall continue to survive until, but only for the purpose of, the resolution of such claim.

8.02.        Indemnification by the Company Indemnifying Parties.  From and after the Effective Time, subject to the limitations described below, Parent and its Affiliates (including, after the Effective Time, the Surviving Corporation), officers, directors, employees, agents, successors and permitted assigns (each a “Parent Indemnified Party”) shall be indemnified and held harmless by the Company Indemnifying Parties, severally and not jointly, for such Company Indemnifying Party’s Pro Rata Portion of any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter a “Loss”), arising out of or resulting from: (a) the breach of any representation or warranty made by the Company contained in this Agreement or the certificates delivered at Closing pursuant to Sections 6.02(a) and 6.02(b); (b) the breach of any covenant or agreement by the Company contained in this Agreement; or (c) Taxes of the Company for any Pre-Closing Tax Period, to the extent such Taxes were not reflected in the reserve for Taxes established on the Company Balance Sheet, and were not incurred after the Balance Sheet Date and through the Closing Date from activities in the Ordinary Course of Business.

8.03.        Indemnification by Parent.  From and after the Effective Time, each holder of Company Shares, Company Options and Company Warrants, their respective Affiliates, officers, directors, employees, agents, successors and permitted assigns and the officers and directors of the Company (each a “Company Indemnified Party”) shall be indemnified and held harmless by Parent from any and all Losses arising out of or resulting from: (a) the breach of any representation or warranty made by the Parent or Merger Sub contained in this Agreement; or (b) the breach of any covenant or agreement by Parent or the Merger Sub contained in this Agreement.

8.04         Limits on Indemnification.

(a)           Except for indemnifiable Losses arising out of or resulting from a breach of a representation in Section 3.01(n) hereof, or a breach of any covenant or agreement in Section 5.14, no indemnification payment by the Company Indemnifying Parties with respect to any indemnifiable Loss otherwise payable under Section 8.02(a) and Section 8.02(b) and arising out of or resulting from the causes enumerated in Section 8.02(a) and Section 8.02(b) shall be payable (i) unless the individual indemnifiable Loss exceeds $5,000 (in which case such Loss shall only count towards the Deductible Amount if such Loss can be aggregated with another Loss which results from a similar event or condition which gave rise to such Losses), and (ii) until such time as all such indemnifiable Losses shall aggregate to more than the Deductible Amount, after which time the Company Indemnifying Parties shall, subject to the limitations set forth in subsection (b) of this Section 8.04 and in Sections 8.07, and 8.08, be liable (up to the available Escrow Amount as provided below) for all indemnifiable Losses in excess of the Deductible Amount.  In no event shall any Special Damages (as defined below) be included in any determination of whether the Deductible Amount has been reached.

(b)           The maximum aggregate amount of indemnifiable Losses arising out of the Transactions pursuant to Section 8.02 that may be recovered from the Company Indemnifying Parties by the Parent Indemnified Parties shall be an aggregate amount equal to the Escrow Amount in the Escrow Account, as the same may be reduced in accordance herewith, and in all cases subject to the non-recourse provisions of Section 8.08.

8.05         Notice of Claims.

(a)           Any Parent Indemnified Party or Company Indemnified Party seeking indemnification hereunder (the “Indemnified Party”) shall, within the relevant limitation period provided for in Section 8.01, give in the case of indemnification sought by or on behalf of (i) any Company Indemnified Party, to Parent, and (ii) any Parent Indemnified Party, to the Shareholders’ Representative on behalf of the Company Indemnifying Parties (the “Indemnifying Party”) a written notice describing in reasonable detail the facts giving rise, or that could reasonably be expected to give rise, to any claims for indemnification hereunder (a “Claim Notice”) and shall include in such Claim Notice (to the extent then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any agreement, certificate or instrument executed pursuant hereto or in connection herewith upon which such claim is based; provided, that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced; provided, further, that failure to give such written notice shall not relieve any Indemnifying Party of its obligations hereunder, except to the extent it shall have been materially prejudiced by such failure.

(b)           An Indemnifying Party shall have thirty (30) days after the giving of any Claim Notice pursuant hereto to (i) agree to the amount or method of determination set forth in the Claim Notice and to pay such amount to such Indemnified Party in immediately available funds or (ii) provide such Indemnified Party with written notice that it disagrees with the amount or method of determination set forth in the Claim Notice (the “Dispute Notice”).  Within thirty (30) days after the giving of any Dispute Notice, a representative of the Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve the matter.  In the event that the controversy is not resolved within thirty (30) days of the giving of the Dispute Notice, the parties shall thereupon proceed to pursue any and all available remedies at law, subject to Section 8.08.  If the Indemnifying Party is a Company Indemnifying Party and the Shareholders’ Representative agrees to the Claim Notice pursuant to clause (i) above or fails to provide a timely Dispute Notice pursuant to clause (ii) above, then the Parent Indemnified Party shall be entitled to receive from the Escrow Account the amount set forth in the Claim Notice, and the Shareholders’ Representative shall promptly execute a written instruction to the Escrow Agent to release such amount (up to the maximum amount contained in the Escrow Account) to such Indemnified Party.

8.06         Third Party Claims.

(a)           If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third Party Claim”) against it or that may give rise to a claim for Loss under this Article XIII, within 30 days of the receipt of such notice, the Indemnified Party shall deliver to the Indemnifying Party (acting through Parent in the case of indemnification sought by a Company Indemnified Party, and acting through the Shareholders’ Representative in the case of a Parent Indemnified Party) a Claim Notice describing in reasonable detail such Third-Party Claim (a “Third-Party Claim Notice”); provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b)           The Indemnifying Party (acting through Parent in the case of indemnification sought by a Company Indemnified Party, and acting through the Shareholders’ Representative in the case of a Parent Indemnified Party) shall have the right, but not the obligation, to assume, undertake, conduct and control the defense of such Third Party Claim at its expense and through counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within fifteen days of the receipt of such Third–Party Claim Notice from the Indemnified Party, and the Indemnified Party shall cooperate with it in connection therewith; provided, however, that the Indemnifying Party shall defend such Third Party Claim with the same level of care and diligence it would use in defending a claim in which the Indemnifying Party is named as the sole defendant; provided, further, that the Indemnified Party may participate in such settlement or defense through counsel chosen by such Indemnified Party and at his or its own expense.  In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.

(c)           In the event that the Indemnifying Party does not notify the Indemnified Party in writing within fifteen (15) days after receipt of the Third-Party Claim Notice that it elects to assume or undertake the defense the Third-Party Claim described therein, the Indemnified Party shall have the right to undertake the defense or prosecution of such Third Party Claim through counsel of its own choice, and the Indemnifying Party shall indemnify the Indemnified Party for the reasonable fees and expenses incurred in connection with such defense or prosecution.

(d)           No Indemnifying Party shall settle or compromise any Third-Party Claim assumed pursuant to this Section 8.06 without the prior written consent of the Indemnified Party against whom the Third-Party Claim has been asserted, which consent shall not be unreasonably withheld, conditioned or delayed.  The assumption of the defense of a Third-Party Claim by the Indemnifying Party shall not serve as an admission of liability for the purposes of indemnification pursuant to this Agreement.

8.07         Calculation of Losses.

(a)           The amount of any Loss for which indemnification is provided to any Indemnified Party pursuant to this Article VIII shall be calculated giving effect to (net of) (i) any amounts actually recovered by such Indemnified Party under any insurance policies with respect to such Loss or from any third-party; (ii) any amounts accrued or reserved for on the Company

Financial Statements; and (iii) the amount of any Tax benefits actually realized by such Indemnified Party (or its affiliates) with respect to such Loss (each, a “Loss Reduction Amount”).  If the amount of any Loss incurred by an Indemnified Party for which an indemnification payment has been made at any time prior to the final distribution of the Escrow Account is reduced by a Loss Reduction Amount, the amount of such Loss Reduction Amount (less any costs, expenses or premiums incurred in connection therewith) shall promptly be repaid by the Indemnified Party to the Indemnifying Party.  For the avoidance of doubt, the parties acknowledge and agree that an Indemnified Party shall be deemed to have “actually realized” a Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party is reduced below the amount of Taxes that such Indemnified Party would be required to pay but for the incurrence or payment of such indemnified amount, taking into account all other expenses, deductions or credits prior to the indemnifiable Loss.  Upon making a full indemnity payment, the Indemnifying Party shall, to the extent of such indemnity payment, be subrogated to all rights of the Indemnified Party against any third-party in respect of the Loss to which the indemnity payment relates.  The Company Indemnifying Parties shall not have any obligation to indemnify any Parent Indemnified Party for any Loss, to the extent such Loss was included as a Liability in the calculation of the Net Merger Consideration pursuant to Article II as reflected on the Final Allocation Schedule.

(b)           Notwithstanding anything to the contrary elsewhere in this Agreement and except with respect to Loss arising due to fraud (which remedy shall be limited to any Persons who committed such fraud), neither Parent nor the Company Indemnifying Parties (or any of their respective Affiliates) shall, in any event, be obligated to indemnify any Parent Indemnified Party or any Company Indemnified Party, as the case may be, for any (i) consequential, incidental or special damages (including, multiple-based damages, loss of future revenue or income, loss of business reputation or opportunity, diminution in value, business interruption, or cost of capital), or (ii) punitive or exemplary damages, except to the extent that any Third-Party Claim for which a party seeks indemnification under this Article VIII includes such damages (together, “Special Damages”).

(c)           Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty or covenant hereunder.

8.08         Exclusive Remedy; Non-Recourse.  Notwithstanding any other provision of this Agreement to the contrary, the parties hereto acknowledge and agree that following the Effective Time, except with respect to any Loss arising as a result of fraud (which remedy shall be limited to any Persons who committed such fraud), (i) the foregoing indemnification provisions in this Article VIII shall be the exclusive remedy of Parent Indemnified Parties and the Company Indemnified Parties with respect to the Transactions and (ii) such indemnification (and each Parent Indemnified Party’s sole recourse and exclusive remedy against the Company Indemnified Parties) shall be limited to and satisfiable solely out of any amounts then remaining in the Escrow Account.  Without limiting the generality of the foregoing, except with respect to any Loss arising as a result of fraud (which remedy shall be limited to such Persons who committed such fraud), Parent for itself and each Parent Indemnified Party hereby: (a) waives any contractual, statutory, equitable or common law rights or remedies against the Company Indemnifying Parties of any nature, and (b) acknowledges and agrees that the right to indemnification under Section 8.02 shall be non-recourse to the Company Indemnifying Parties and to the assets of the Company Indemnifying Parties (other than their respective interests in the Escrow Account from time to time) and their respective Affiliates, heirs, personal representatives, successors and assigns and the Company Indemnified Parties shall not have any personal liability under this Agreement separate from, or in addition to, the amounts remaining in the Escrow Account from time to time.

8.09         Shareholders’ Representative.

(a)           As an integral component of the conversion of the JX Shares pursuant to Article II, and in order to facilitate the consummation of the Transactions contemplated hereby, PFire Escrow, Inc. is hereby irrevocably constituted and appointed, and each Company Indemnifying Party, by virtue of his, her or its receipt of any Per Share Consideration and, in connection therewith, the execution and delivery of the instrument provided for in Section 2.04(b) shall be deemed to have irrevocably constituted and appointed and shall irrevocably constitute and appoint PFire Escrow, Inc., (and by execution of this Agreement PFire Escrow, Inc. hereby accepts such appointment), as the Company Indemnified Parties’ agent and attorney-in-fact for and on their behalf, with full power of substitution, to act in the name, place and stead of each Company Indemnifying Party (the “Shareholders’ Representative”) with respect to this Agreement and the taking by the Shareholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Shareholders’ Representative under this Agreement or the Escrow Agreement, including the exercise of the power to: (i) execute any amendment or waiver of this Agreement or the Escrow Agreement, and execute and deliver any other document or instrument necessary or advisable in order to carry out the provisions of this Agreement and the Escrow Agreement, (ii) give and receive notices and communications under this Agreement and the Escrow Agreement; (iii) object to claims for indemnification made by Parent under this Article VIII; (iv) agree to, negotiate, enter into settlements and compromises of, and comply with Orders with respect to any dispute arising or claims for indemnification made by Parent under this Agreement; (v) receive the Shareholders’ Representative Fund Amount, to hold such funds, together with any funds otherwise distributable for the account of the Company Indemnifying Parties from the Escrow Agreement that the Shareholders’ Representative determines in its discretion may be needed to pay Shareholders’ Representative Costs and directs be transferred to the Shareholders’ Representative as provided in the Escrow Agreement (collectively, the “Shareholders’ Representative’s Fund”) in a separate account solely within the Shareholders’ Representative’s control and which need not be interest bearing, and to use the amounts in the Shareholders’ Representative’s Fund in furtherance of its duties as Shareholders’ Representative as it may determine in its good faith discretion; provided, however that following the conclusion of its services as Shareholders’ Representative hereunder, any balance of the Shareholders’ Representative Fund not incurred for such purposes shall be returned to the Company Indemnifying Parties in proportion to their respective Pro Rata Portion of the Escrow Account in such manner that the Shareholders’ Representative and Company may prior to the Closing agree in writing, provided further that at any such time as the Shareholders’ Representative shall determine in its discretion that the amounts in the Shareholders’ Representative’s Fund exceed amounts that may be needed for Shareholders’ Representative’s Costs, the Shareholders’ Representative may return such excess to the Company Indemnifying Parties in such agreed manner; and (vi) take all actions necessary or appropriate in the good faith judgment of the Shareholders’ Representative for the accomplishment of the foregoing. Notwithstanding the foregoing,  the Shareholders’ Representative shall not be authorized to agree to any amendment or modification of this Agreement that would have the effect of increasing the obligations of a Company Indemnifying Party provided for hereunder without the prior written consent of such Company Indemnifying Party, provided that any amendment or modification that provides for increased  obligations to be satisfied  solely out of the Escrow Account, Shareholders’ Representative Fund, or both would not require such approval. The power of attorney granted in this Section 8.09 by Company Indemnifying Parties to the Shareholders’ Representative is coupled with an interest and is irrevocable, may be delegated by the Shareholders’ Representative in whole or in part to any one or more third persons selected by the Shareholders’ Representative (who may be paid such compensation from the Shareholders’ Representative’s Fund as the Shareholders’ Representative may determine in its discretion) and shall survive the death or incapacity of any Company Indemnifying Party.  The identity of the Shareholders’ Representative and the terms of the agency may be changed, and a successor Shareholders’ Representative may be appointed, from time to time by the Company Indemnifying Parties whose aggregate Pro Rata Portions of the Escrow Account exceed 50%.  Further, the Shareholders’ Representative may resign at any time on 30 days notice to Parent and the Company Indemnifying Parties; if the Company Indemnifying Parties do not designate a successor by action of Company Indemnifying Parties whose aggregate Pro Rata Portions of the Escrow Account exceed 50% prior to the end of such period, the resigning Shareholders’ Representative shall be entitled to do so.  Any successor to the Shareholders’ Representative shall succeed the former Shareholders’ Representative as Shareholders’ Representative hereunder.  No bond shall be required of the Shareholders’ Representative or any person delegated any of the Shareholders’ Representative’s rights or duties (“Delegees”).

(b)           The Shareholders’ Representative shall promptly provide written notice to the Company Indemnifying Parties of any material action taken on their behalf by the Shareholders’ Representative pursuant to the authority delegated to the Shareholders’ Representative under this Section 8.09.  The Shareholders’ Representative shall at all times act in its capacity as Shareholders’ Representative in a manner that the Shareholders’ Representative believes to be in the best interests of the Company Indemnifying Parties.  Neither the Shareholders’ Representative, nor any of its affiliates or Delegees, nor any of the directors, officers, partners, members, agents or employees, if any, of the foregoing, shall be liable to any Person for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement or the Escrow Agreement, except in the case of its fraud or willful misconduct.  The Shareholders’ Representative may consult with legal counsel, independent public accountants and other experts selected by it at the sole expense of the Shareholders’ Representative’s Fund and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts.  The Shareholders’ Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the Escrow Agreement.  As to any matters not expressly provided for in this Agreement or the Escrow Agreement, the Shareholders’ Representative shall not exercise any discretion or take any action.

(c)           It shall be a condition of each Company Indemnifying Party’s right to receive any portion of the Net Merger Consideration or any other payment or benefit hereunder that such person execute a document in which such person shall, in accordance with their Pro Rata Portion and up to the Company Indemnified Party’s portion of Net Merger Consideration received or deemed received by such person, indemnify and defend the Shareholders’ Representative and hold the Shareholders’ Representative harmless against any Loss, damage, cost, Liability or expense incurred without fraud or willful misconduct by the Shareholders’ Representative and arising out of or in connection with the acceptance, performance or administration of the Shareholders’ Representative’s duties under this Agreement or the Escrow Agreement.  The Shareholders’ Representative shall not be entitled to a profit for its services in that capacity, but shall be entitled to reimbursement for any and all costs of providing such services, including the internal cost of the time of its internal legal department and other internal costs, all as determined by the Shareholders’ Representative in its discretion.  Any such costs and any and all other Liabilities, Losses, penalties, fines, claims, damages, out-of pocket costs or expenses incurred by or reasonably expected to be incurred by the Shareholders’ Representative in connection with the acceptance, performance and administration of its duties as the Shareholders’ Representative pursuant to this Agreement (including the hiring of Delegees, legal counsel, accountants or auditors and other advisors pursuant to the terms of this Agreement but excluding any of the foregoing arising out to the Shareholders’ Representative’s fraud or willful misconduct) (“Shareholders’ Representative’s Costs”), shall be paid first, by recourse to the Shareholders’ Representatives’ Fund, and if such amounts are insufficient to pay such Shareholders’ Representative’s Costs, directly by the Company Indemnifying Parties in proportion to their respective Pro Rata Portion of the Escrow Account up to the Company Indemnified Party’s portion of Net Merger Consideration received or deemed received by such person.

(d)           In all matters relating to Article VIII, the Shareholders’ Representative shall be the only party entitled to assert the rights of the Company Indemnifying Parties.  All decisions, actions and instructions of the Shareholders’ Representative, including any agreement between the Shareholders’ Representative and Parent relating to the defense or settlement of any claims for which the Company Indemnifying Parties may be required to indemnify any of the Parent Indemnified Parties pursuant to this Article VIII, shall be conclusive and binding upon all of the Company Indemnifying Parties, and no Company Indemnifying Party shall have the right to object, dissent, protest or otherwise contest the same, except for fraud or willful misconduct by the Shareholders’ Representative in connection with the matters described in this Section 8.09.  Parent and the Escrow Agent shall be entitled to rely conclusively on the instructions and decisions of the Shareholders’ Representative as to the determination of the Net Merger Consideration, or the settlement of any claims for indemnification by any of the Indemnitees pursuant to Article VIII hereof, or any other actions required or permitted to be taken by the Shareholders’ Representative hereunder or under the Escrow Agreement, and no Company Indemnifying Party hereunder shall have any cause of action against Parent or the Escrow Agent for any action taken by Parent in reliance upon the instructions or decisions of the Shareholders’ Representative.

(e)           The Shareholders’ Representative shall have reasonable access to information about the Surviving Corporation and the reasonable assistance of Surviving Corporation’s executive officers for purposes of performing its duties and exercising its rights hereunder; provided that the Shareholders’ Representative shall treat confidentially and not disclose any nonpublic information from or about Surviving Corporation or the Parent to anyone (except on a need to know basis to individuals who agree in writing to treat such information confidentially); provided, further, that such access and assistance shall not interfere with or adversely affect the Surviving Corporation’s business.

(f)            The provisions of this Section 8.09 (i) are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Indemnifying Party may have in connection with the Transactions; and (ii) shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Indemnifying Party, and any references in this Agreement to a Company Indemnifying Party shall mean and include the successors to the Company Indemnifying Party’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

ARTICLE IX

DEFINITIONS

9.01         Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

“Action” means any action, charge, claim, dispute, proceeding, suit, hearing, litigation, audit or investigation (whether civil, criminal, administrative, judicial or investigative), or any appeal therefrom.

“Affiliate” of a specified Person means with respect to any Person, (i) if such Person is a natural Person, a spouse of such Person, or any child or parent of such Person, (ii) if such Person is not a natural Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.  For purposes of this definition, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities or other ownership interests, by contract or otherwise.  Without limiting the foregoing, beneficial or record ownership, directly or indirectly, of a majority of the outstanding equity or voting securities or other ownership interests of a Person shall be conclusively presumed to confer control of such Person.

“Business Day” means any day other than (i) Saturday or Sunday or (ii) any other day on which commercial banks located in the city of Atlanta, Georgia are authorized or required to be closed or are otherwise generally closed.

“Business” means the business, as currently conducted by the Company, of providing digital media distribution and management solutions to the television, media and entertainment industries.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means shares of the Common Stock.

“Company Benefit Agreement” means each employment, consulting, indemnification, severance or termination agreement or arrangement between the Company, on the one hand, and any current or former employee, officer or director of the Company, on the other hand, other than any agreement or arrangement mandated by applicable Law.

“Company Hardware” means any computer hardware, equipment and peripherals of any kind, including but not limited to servers, desktop and laptop personal computers, handheld computerized devices, process control systems, connectivity devices, and telecommunications equipment.

“Company Licensed Intellectual Property” means all Intellectual Property licensed to Company from another Person.

“Company Owned Intellectual Property” means all Intellectual Property owned by Company to the extent such Intellectual Property is reasonably necessary for the conduct of the Company’s business as currently conducted.

“Company Shareholders” means holders of Company Shares.

“Company Shares” means the Common Shares and Preferred Shares, taken together.

“Company Warrants” means the outstanding Common Warrants, Series A Warrants, Series B Warrants, Series D Warrants, Series F Warrants, Series H Warrants, Series J-2(3x) Warrants, and Series K Warrants.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, or other legally binding arrangement, understanding, obligation, or undertaking.

“Copyrights” means all copyrights, whether or not registered, including, but not limited to, any moral rights and rights of attribution and integrity, the content contained on any World Wide Web site, registrations and applications for any of the foregoing, and the right to sue for past infringement thereof.

“Deductible Amount” means $150,000.

“Director” means, as to a Person that is a corporate entity, a member of the Board of Directors of such entity.

“EM Stock Options” means options issued pursuant to the Pathfire, Inc. Preferred Stock Incentive Plan dated as of September 22, 2005.

“Environmental Claim” means any Action, investigation or notice (written or oral) by any Person alleging potential Liability (including potential Liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Company, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign Laws and regulations relating to pollution or protection of human health or the environment, including Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“ERISA” means Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means a bank or trust company selected by the Company and reasonably acceptable to Parent.

“Exchange Act” means The Securities Exchange Act of 1934, as amended, and the rules and regulations thereto.

“Expenses” means any and all reasonable fees, disbursements and expenses, including any reasonable fees, disbursements and expenses of counsel, experts, personnel and consultants.

“Funded Indebtedness” means the principal and interest of and prepayment or other premium (if any) in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission.

“Hazardous Materials” means all substances defined as “Hazardous Substances”, “Oils”, “Pollutants” or “Contaminants” in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, all substances defined as such by, or regulated as such under, any Environmental Law and toxic mold.

“Indebtedness” shall mean, without duplication, (i) Funded Indebtedness; (ii) all obligations for the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the Ordinary Course of Business); (iii) all obligations under capital leases; (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance, surety bonds or similar credit transaction; (v) all obligations under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured; (vi) all obligations under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter risks arising from fluctuations in currency values or interest rates, in each case whether contingent or matured; (vii) all obligations of the type referred to in clauses (i) through (vi) the payment of which is a direct or indirect obligation, including guarantees of any such obligations on behalf of any other Person; (viii) all obligations of the types referred to in clauses (i) through (vi) of other Persons that are secured by any Lien on any asset (whether or not such obligation is assumed); and (ix) any amendment, renewal, extension, revision or refunding of any of such liability or obligation.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind throughout the universe, both domestic and foreign, in any and all media now existing or hereafter developed, including all: (a) Patents; (c) Marks; (d) Copyrights; (e) mask works and integrated circuit topologies, and any applications, registrations and renewals for any of the foregoing; (f) industrial designs and any applications, registrations and renewals for any of the foregoing; (g) Trade Secrets; (h) Software; (i) proprietary data, databases and data collections; (j) rights in or licenses to or from any other Person related to any or all of the foregoing; (k) rights to obtain and apply for patents and register trademarks and copyrights; and (l) all similar proprietary rights, including rights to sue at law or in equity for all claims or causes of actions arising out of or related to any past, present or future infringement,  misappropriation or violation of any of the foregoing, including the right to receive all proceeds and damages therefrom.

“JX Shares” means the outstanding shares of Series J Stock, Series J-1 Stock, Series J-2(3X) Stock, Series J-2(7X) Stock, Series K Stock, if any, and Series EM Stock, collectively.

“Key Employee” means each of Tamara Childs, Leonard Fabiano, Jerry Schneider, David Unsworth, Michael Eckert, Gary Washauer and Steven Russell.

“Knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Schedule 9.01(A) of the Company Disclosure Schedules.

“Law” means any non-U.S. or United States federal, state or local law, statute, rule, regulation, ordinance, government standard, administrative ruling, Order or process (including any zoning or land use law or ordinance, building code, Environmental Law, securities, stock exchange, blue sky, civil rights, employment, labor or occupational health and safety law or regulation or any law, order, rule or regulation applicable to federal contractors) or administrative interpretation thereof, and any court, or arbitrator’s order or process.

“Liability” shall mean any, direct or indirect, liability, obligation, claim, deficiency, guarantee or commitment of any kind or nature, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“Lien” means any lien, statutory lien, pledge, mortgage, security interest, charge, encumbrance, easement, right of way, covenant, claim, restriction, right, option, conditional sale or other title retention agreement of any kind or nature.

“Marks” mean trademarks, service marks, trade names, trade dress, business and corporate names, logos, trade styles, package designs, brand names, product names, domain names and reservations, web addresses, Internet number assignments, slogans, any other source identifiers of any kind or nature, together with all translations, localizations, adaptations, derivations and combinations thereof, including any common law rights, and any applications (including intent to use applications), registrations and renewals for any of the foregoing.

“Material Adverse Effect” means any change, event, development, effect or circumstance (i) that is or would reasonably be expected to be materially adverse to the Business, or the operations, assets, liabilities, or financial condition of the Company or (ii) that would reasonably be expected to prevent or delay the ability of the Company to consummate the Transactions on or before June 15, 2007; provided, however, that notwithstanding the foregoing, the term Material Adverse Effect shall not include any change, event, development, effect or circumstance resulting from, arising out of or related to (v) changes in or generally affecting any industry in which the Company participates or from generally prevailing conditions in United States or global economies, provided, that such conditions do not have a materially disproportionate effect or impact on the Company, (w) changes or effects to the extent resulting from matters disclosed in the Disclosure Schedules hereto as of the date hereof, but only to the extent that the possibility of such changes or effects are readily apparent from or would be reasonably expected from the matters so disclosed, (x) the loss, diminution or disruption of the Company’s existing or prospective customers, distributors, suppliers or employees arising from, or reasonably attributable to, the announcement and the pendency of the Merger, (y) the institution or threat of any litigation against the Company or any of its officers or directors by any shareholder of the Company to the extent alleging breach of their fiduciary duties in connection with the Company’s entry into or performance of this Agreement, or (z) any adverse change, event, circumstance or effect resulting from the Company’s compliance with obligations under this Agreement, actions taken at the request or with the consent of Parent or from the actions of Parent.

“Order” shall mean any order, decision, injunction, judgment, award, writ, sanction, decree, ruling, settlement, assessment or arbitration award of any Governmental Entity.

“Ordinary Course of Business” shall mean the ordinary and usual course of normal day-to-day operations of the Business consistent with past practice prior to the date hereof.

“Patents” means inventions (whether or not patentable and whether or not reduced to practice), utility models, invention disclosures, any other rights of invention, and all improvements thereon, (b) patents, patent applications and patent disclosures, together with all revisions, renewals, extensions, reexaminations, provisionals, reissuances, continuations, continuations-in-part, divisions and divisionals thereof and any applications for any of the foregoing, and all filings claiming priority to or serving as a basis for priority thereof.

“Permitted Liens” means (i) those Liens described in Schedule 9.01(B) of the Company Disclosure Schedules; (ii) Liens for current Taxes or other governmental charges not yet due and payable; (iii) Liens arising under conditional sales contracts and equipment leases with Third Parties entered into in the Ordinary Course of Business; (iv) mechanic’s, carrier’s, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of any Company, or the validity or amount of which is being contested in good faith by appropriate proceedings and which have been appropriately reserved against on the Company Balance Sheet; (v) easements, covenants, restrictions and similar Liens of record that do not materially adversely affect the use, operation or occupancy of the Business Property subject thereto as currently used, operated or occupied by the Companies; (vi) Liens securing Closing Debt to be paid at Closing pursuant to Section 2.03(b)(iii); and (vii) minor encroachments that do not materially adversely affect the use, operation or occupancy of the property subject thereto as currently used, operated or occupied by the Company.

“Person” means an individual or any legal, commercial or Governmental Entity, including any business unit of such Person, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Preferred Shares” means shares of each series of Preferred Stock, taken together.

“Pro Rata Portion” means with respect to any Company Indemnifying Party and any referenced amount means an amount equal to the product of the such referenced amount multiplied a fraction, the numerator of which is the amount of the Net Closing Merger Consideration distributed to such Company Indemnifying Party pursuant to Article II in connection with the Closing and the denominator of which is the aggregate amount the Net Closing Merger Consideration distributed to all of the Company Indemnifying Parties pursuant to Article II in connection with the Closing.

“Reasonable Best Efforts” means the use of efforts that are commercially reasonable under the circumstances, provided, however, that unless otherwise specifically provided, “Reasonable Best Efforts” shall not require any Person to waive any of its rights hereunder, or to agree to the imposition of conditions or limitations on the ownership of, or divestiture of, assets or property or to incur any additional Liabilities or incur any material expenses other than counsel fees and similar out-of-pocket expenses.

“Registered IP” means all domestic and foreign: (a) patents and patent applications (including provisional applications), all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (b) registered trademarks, registered service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (c) registered copyrights and applications for copyright registration; (d) any mask work registrations and applications to register or renew mask works; (e) any applications, registrations and renewals for any industrial designs; (f) domain name registrations and Internet number assignments; and (g) any other Intellectual Property that is the subject of an application, certificate, filing, registration or similar document issued by, filed with, or recorded by, any state, government or other public legal authority responsible for such matters.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representative” means, with respect to any specified Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor or legal counsel of that Person.

“Requisite Shareholder Approval” means the affirmative vote of holders of (x) a majority of the then outstanding shares of Common Stock and Preferred Stock, voting together as a single group, and (y) shares representing at least a majority of the total votes of the then outstanding shares of Series L Stock, Series J Stock, Series J-1 Stock, Series J-2(3x) Stock and Series J-2(7x) stock, (voting together as a single group and calculated on an as-converted basis).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereto.

“Software” means computer programs, applications, interfaces, operating systems or embedded software programs or applications, including source code, object code, firmware, and related development tools, test suites, files, records and data, processes, scripts, routines used to process data, web sites (including related computer code and content), media on which any of the foregoing is recorded, improvements, modifications, enhancements, versions and releases relating thereto, and all documentation related to any of the foregoing, irrespective of the media on which it is recorded.

“Specified Shareholders” means the persons described in Schedule 9.01(C) to this Agreement and their Affiliates and assignees and transferees.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a  majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more of the other Subsidiaries of that person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such person or persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.

“Tax Return” means any return, report, information return or other document (including any related or supporting information, any schedule or attachment thereto, and any amendment thereof) filed or required to be filed with any federal, foreign, state or local taxing authority in connection with the determination, assessment, collection, administration or imposition of any Taxes.

“Tax” or, collectively, “Taxes” means (i) any and all national, state, provincial, municipal, local or foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes, without limitation, based upon or measured by gross receipts, net income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as public imposts, fees and social security charges (including but not limited to health, unemployment and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

“Taxing Authority” shall mean any Governmental Entity exercising any Taxing authority or Tax regulatory authority or indirect reporting authority to any Governmental Entity exercising any Taxing authority or Tax regulatory authority.

“Technology” means all tangible embodiments or instantiations of any of the following, in any format or medium: (a) Software; (b) works of authorship other than Software; (c) inventions and improvements, whether or not patentable; (d) Trade Secrets; (e) tools, methods and processes; and (f) Company Hardware.

“Trade Secrets” means trade secrets, know-how, show-how, technology, and all other confidential or proprietary business or technical information, in each case whether tangible or intangible, and all documentation relating to any of the foregoing, including, any ideas, concepts, research and development, customer and supplier lists and related information, pricing and cost information, business and marketing plans and proposals, any other financial, marketing and business data, technical data, research records, test data, test information, employee work product, records of invention, processes, methods, techniques, formulations, compilations, patterns, compositions, specifications, programs, device, schematics and the like, in each case which are not publicly known.

9.02        Interpretation.  When a reference is made in this Agreement to an Article or to a Section, Subsection, Exhibit or Schedule, such reference shall be to an Article, Section or Subsection of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” shall refer to the date of this Agreement.  The term “or” is not exclusive.  The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  All terms defined in this Agreement shall have the same defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and the masculine as well as the feminine and neuter genders of such term.  Reference to any Person includes such Person’s successors and assigns, but only if such successors and assigns are not prohibited by the applicable agreement.  Reference to any gender includes each other gender.  Reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof.  With respect to the determination of any period of time, “from” means “from and excluding,” “to” means “to and including,” and unless otherwise specified a period of days excludes the first day of the period and includes the last day of the period.  References to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, appendices, schedules or amendments thereto.  Unless otherwise stated, all amounts in dollars specified in this Agreement shall be in U.S. dollars.

ARTICLE X

MISCELLANEOUS

10.01      Notices.  Except for the notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed given upon

(a) personal delivery, (b) transmitter’s confirmation of a receipt of a facsimile transmission, (c) confirmed delivery by standard overnight carrier or when mailed in the United States by certified or registered mail, postage prepaid, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by notice hereunder):

if to Parent, Merger Sub or the Surviving Corporation, to:

DG FastChannel, Inc.
750 West John Carpenter Freeway
Suite 700
Irving, TX 75039
Attn: Chief Financial Officer
Facsimile: (972) 581-2100
with a copy to:

Latham & Watkins LLP
555 Eleventh Street, N.W.Tenth Floor
Washington, D.C. 20004
Attention: Patrick Shannon
Facsimile: (202) 637-2201

if to the Company (prior to the Effective Time), to:

Pathfire, Inc.
245 Hembree Park Drive
Roswell, GA 30076
Facsimile No.: 770 619 0802
Attention: Chief Executive Officer

with a copy to:

Kilpatrick Stockton LLP
1100 Peachtree Street
Suite 2800
Atlanta, Georgia 30309
Facsimile No: (404) 815-6555
Attention:	W. Stanley Blackburn, Esq.
Bruce D. Wanamaker, Esq.

if to Shareholders’ Representative, to:

PFire Escrow, Inc.
One CNN Center
Atlanta, Georgia 30303
Attention: EVP Finance & Administration – CNN Newsgroup

with a copy to:

PFire Escrow, Inc.
One CNN Center
Atlanta, Georgia 30303
Attention: General Counsel

and a copy to:

Kilpatrick Stockton LLP
1100 Peachtree Street
Suite 2800
Atlanta, Georgia 30309
Facsimile No: (404) 815-6555
Attention: W. Stanley Blackburn, Esq.
Bruce D. Wanamaker, Esq

10.02      Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

10.03      Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

10.04      Entire Agreement; No Third-Party Beneficiaries.  This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreement and any agreement entered into by the parties on the date of this Agreement, and (b) except for the provisions of Section 5.05, is not intended to confer upon any person other than the parties hereto any rights or remedies.

10.05      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

10.06      Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, and at Closing, either or both Parent and Merger Sub may make a collateral assignment of its rights (but not any of Parent or Merger Sub’s payment  or other obligations) for the benefit of its lenders, but no such assignment shall relieve either of any of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

10.07      Consent to Jurisdiction.  Each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of (a) any Georgia State court and (b) any Federal court of the United States of America sitting in the State of Georgia, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such courts). Each of the parties hereto further agrees that, to the fullest extent permitted by applicable law, service of any process, summons, notice or document by U.S. registered mail to such person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Georgia with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in (a) any Georgia State court or (b) any Federal court of the United State of America sitting in the State of Georgia, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10.08      Enforcement.

(a)           The parties agree that irreparable damage would occur to the Parent in the event that the covenants and agreements of the Company were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the covenants and agreements of the Company in any court of the United States located in the State of Georgia or in any Georgia state court, this being in addition to any other remedy to which Parent is entitled at law or in equity.

(b)           The parties agree that irreparable damage would occur to the Company in the event that the covenants and agreements of the Parent set forth in Sections 5.01; 5.02, 5.03, 5.05; 5.08; 5.10, 5.13 and this Article X were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of the Parent’s obligations under Sections Sections 5.01; 5.02, 5.03, 5.05; 5.08; 5.10, 5.13 and this Article X and to enforce specifically such covenants and agreements of the Company in any court of the United States located in the State of Georgia or in any Georgia state court, this being in addition to any other remedy (including injunctive relief) to which the Company is entitled at law or in equity with respect to the foregoing sections or other provisions hereof.

10.09      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

[Signatures are on the following page]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Shareholders’ Representative have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

DG FASTCHANNEL, INC.

By:	/s/ Scott Ginsburg
	Name:	Scott Ginsburg
	Title:	President and Chief Executive Officer

DG ACQUISITION CORP. V

By:	/s/ Scott Ginsburg
	Name:	Scott Ginsburg
	Title:	President and Chief Executive Officer

PATHFIRE, INC.

By:	/s/ Michael Eckert
	Name:	Michael Eckert
	Title:	President and Chief Executive Officer

PFIRE ESCROW, INC., solely in its capacity as Shareholders’ Representative

By:		/s/ Brad Ferrer
	Name:	Brad Ferrer
	Title:	Vice President